Filed: with SEC on January __, 2001



                          AMENDMENT NO 1 TO FORM 10-SB
              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                      NEVTAH CAPITAL MANAGEMENT CORPORATION
                 (Name of Small Business Issuer in its charter)

                                 State of Nevada
         (State or other jurisdiction of incorporation or organization)

                                   88-0308333
                      (I.R.S. Employer Identification No.)


                          4400 PGA Boulevard, Suite 716
                        Palm Beach Gardens, Florida 33410
                    (Address of Principal Executive Offices)

                                 (561) 626-9901
                           (Issuer's telephone number)


Securities to be registered pursuant to Section 12(b) of the Act: NONE

Securities to be registered pursuant to Section 12(g) of the Act: COMMON STOCK, $.001 PAR VALUE.

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                                TABLE OF CONTENTS
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PART I                                                                         3

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Item 1. Description of Business.........................................       3
Item 2. Management's Discussion and Analysis or Plan of Operation.......      13
Item 3. Description of Property.........................................      17
Item 4. Security Ownership of Certain Beneficial Owners
        and Management..................................................      17
Item 5. Directors, Executive Officers, Promoters and Control Persons....      17
Item 6. Executive Compensation..........................................      18
Item 7. Certain Relationships and Related Transactions..................      19
Item 8. Description of Securities.......................................      21

PART II                                                                       22

Item 1. Market Price and Dividends on the Registrant's Common
        Equity and Other Shareholder Matters............................      22
Item 2. Legal Proceedings...............................................      23
Item 3. Changes in and Disagreements with Accountants on
        Accounting and Financial Disclosure.............................      23
Item 4. Recent Sales of Unregistered Securities.........................      23
Item 5. Indemnification of Directors and Officers.......................      28
Item 6. Financial Statements............................................      29

PART III                                                                      29

Item 1. Index to Exhibits...............................................      29
Item 2. Description of Exhibits.........................................      29

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PART I

     As used in this Registration Statement, the term "Company" refers to Nevtah Capital Management Corporation. The term "Pamco" refers to Petroleum Asset Management Company, a Delaware corporation. The term "Cybersensor" refers to Cybersensor, Inc., a Nevada corporation.

     Statements made in this Registration Statement that are not historical or current facts are "forward-looking statements." These statements can be identified by the use of terms such as "may", "will", "expect", "believe", "anticipate", "estimate", "approximate" or "continue", or the negative thereof. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Any forward-looking statements represent management's best judgment as to what may occur in the future. However, forward-looking statements are subject to risks, uncertainties and important factors beyond the control of the Company that could cause actual results and events to differ materially from historical results of operations and events and those presently anticipated or projected. These factors include adverse economic conditions, entry of new and stronger competitors, inadequate capital, unexpected costs, failure to successfully penetrate the Company's markets both in Canada and Europe, and failure to capitalize upon access to new markets. The Company disclaims any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statement or to reflect the occurrence of anticipated or unanticipated events. Factors that might cause such a difference in the forward-looking statements include, but are not limited to, those discussed in the section entitled "Risk Factors" under "Item 1. Description of Business" on page 10 of this Registration Statement.

ITEM 1. DESCRIPTION OF BUSINESS

OVERVIEW

     Nevtah Capital Management Corporation was incorporated on September 15, 1986 as a Nevada corporation. The Company's principal executive offices are located at 4400 PGA Boulevard, Suite 716, Palm Beach Gardens, Florida 33410. Its telephone number is (561) 626-9901, its facsimile number is (561) 626-2415,and its email address is rlk@adelphia.net.

     The Company was initially organized for the general purpose of identifying investment opportunities in certain companies, primarily in the energy and technology industries, which were seeking business partners and that demonstrated potential for long-term growth.

     After consideration of substantial and detailed information by management, the Company entered into an agreement dated June 4, 1998 with Petroleum Asset Management Company, a Delaware corporation ("Pamco"), which generally provided for the joint commercialization of patentable technology that may decrease the cost of producing oil and gas from low-volume wells (stripper wells) (the "Pamco Agreement"). Pamco had developed patentable technology for stripper well oil and gas production, and for wireless communication using a controller, satellite monitoring systems and Internet software (the "Cybersensor Technology"). In consideration of capital contributions in the aggregate amount of $1,115,000 by the Company to Pamco, Pamco issued to the Company 193,883 shares of its restricted common stock (which represented an approximate 26.09% equity ownership interest).

     During December 1999, the Company and Pamco agreed that (i) the Pamco Agreement would be terminated, (ii) the Company would limit its monetary investment in Pamco to the amount of funds already contributed to Pamco and the purchase of the shares of common stock of Cybersensor, and (iii) Cybersensor would grant to the Company a non-exclusive license to market and distribute the Cybersensor Technology in Europe.

     During September 2000, it was further agreed that Cybersensor would grant to the Company a non-exclusive license to market and distribute the Cybersensor Technology in Canada.

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     The Company's business operations will primarily focus on the development and implementation of a marketing plan for the Cybersensor Technology relating to the creation and establishment of a Canadian and/or European market for the distribution and sale of the Cybersensor Technology. See "Item 1. Description of Business - Business Strategy " and " - Marketing Strategy ".

     As of the date of this Registration Statement, management of the Company does not intend to continue the identification of additional investment opportunities in certain companies. In the event, however, that any such investment opportunity is identified, management will exercise its own judgment as to, and will be solely responsible for, the ultimate selection of such investment opportunities. Management will consider substantial and detailed information in connection with its decisions of whether or not to invest in an available business opportunity. See "Item 1. Description of Business - Business Strategy".

     As of the date of this Registration Statement, the Company is in the developmental stage and has not generated revenues from operations. The Company is a "development stage company" as that term is defined under the Statement of Financial Accounting Standards, i.e., "a company for which principal operations have not yet commenced or principal operations have generated an insignificant amount of revenue."

BUSINESS STRATEGY

     Investment in Petroleum Asset Management Company/Cybersensor, Inc.

     The Pamco Agreement. Petroleum Asset Management Company, a Delaware corporation based in Nashville, Tennessee ("Pamco") has developed two unique technologies: (i) a computer controlled pumping system to lift oil from stripper oil wells and water from stripper gas wells with low pressure air or gas; and
(ii) a wireless communications link for companies seeking bi-directional monitoring and control of remote equipment or systems via the Internet, using a central server and a wireless satellite or terrestrial link (the "Cybersensor Technology"). Over the past fifteen years, Pamco's technology systems have been under continuous research and development. For the past five years, the technology systems have been in field operation, and management of the Company believes that such technology systems are now ready for the marketplace on a large scale.

     On June 4, 1998, the Company and Pamco entered into an agreement which generally provided for the joint commercialization of the Cybersensor Technology through the acquisition of stripper oil and gas wells or leases and the subsequent conversion to and utilization of the Cybersensor Technology (the "Pamco Agreement"). The Pamco Agreement required the Company to make periodic payments of capital contributions to Pamco. The capital contributions would be used by Pamco to fund its large-scale acquisition program of stripper oil and gas well leases within the United States and the subsequent conversion of such wells to utilization of its technology systems. The Pamco Agreement generally provided for the creation of a joint venture entity to be owned 50% by the Company and 50% by Pamco. The Pamco Agreement further provided that the newly formed joint venture entity would acquire the exclusive rights to the technology systems to market and distribute for all stripper oil and gas well applications, as well as for environmental uses in cleaning up contaminated ground water, and that all revenues received by the Company and Pamco relating to the purposes within the Pamco Agreement would be distributed 50% to the Company and 50% to Pamco.. The Pamco Agreement also provided for the issuance by Pamco to the Company of a convertible debenture, which provided the Company with the right to convert the full amount of the debenture to shares of restricted common stock in Pamco at a conversion rate of $55.56 per share or the latest market price of sales Pamco's common stock. In consideration of capital contributions in the aggregate amount of $1,115,000 made by the Company to Pamco, Pamco subsequently issued to the Company 193,883 shares of its restricted common stock (which represented an approximate 26.09% equity ownership interest).

     On April 19, 1999, Pamco transferred the Cybersensor Technology to Cybersensor, Inc., a new corporation formed under the laws of the State of Nevada ("Cybersensor"). Pursuant to the transfer by Pamco to Cybersensor of the Cybersensor Technology, Cybersensor subsequently entered into contractual arrangements with Pamco whereby (i) Cybersensor granted to Pamco a license to

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market and distribute the Cybersensor Technology, and (ii) Pamco's shareholders would be able to purchase from Cybersensor a pro rata number of shares of common stock of Cybersensor (based on their respective proportionate ownership of shares of common stock of Pamco), which represented an aggregate approximate 80% equity ownership interest. The Company, therefore, purchased at $0.001 per share 1,551,064 shares of restricted common stock of Cybersensor (which represented then an approximate 25.6% equity ownership interest).

     Due to extreme interest in the Cybersensor Technology, the Company and Pamco jointly agreed to focus their current business operations and priorities on the continued development and marketing of the Cybersensor Technology to the oil and gas industry, including stripper oil and gas well producers, and to other industries. During December 1999, the Company and Pamco agreed that (i) the Pamco Agreement would be terminated, (ii) the Company would limit its monetary investment in Pamco to the amount of funds previously invested pursuant to its contractual obligations under the Pamco Agreement and to the purchase of the shares of common stock of Cybersensor, and (iii) Cybersensor would grant to the Company a non-exclusive license to market and distribute the Cybersensor Technology in Europe.

     On December 30, 1999, the Company entered into a letter agreement with Cybersensor (the "European Letter Agreement") pursuant to which Cybersensor agreed to grant to the Company a non-exclusive license to market the Cybersensor Technology in Europe. The terms of the European Letter Agreement further provided that (i) the Company will pay to Cybersensor a royalty fee of five percent (5%) of gross revenues generated by the sale of the Cybersensor Technology in Europe, and (ii) the Company will be required to sell 1,000 units annually in order to retain the license rights. The Company and Cybersensor agreed that the European Letter Agreement incorporates the essential terms of their agreement, is binding upon the Company and Cybersensor, and that the Company and Cybersensor may negotiate such further terms and conditions that are reasonably necessary to carry out and give effect to the terms and provisions of the European Letter Agreement. As of the date of this Registration Statement, the Company and Cybersensor have agreed to delay the marketing program, which is the subject of the European Letter Agreement, until Cybersensor has completed its introduction of the Cybersensor Technology in the marketplace of North American and can support the marketing efforts of the Company in Europe. Management anticipates that further discussions with Cybersensor regarding the European Letter Agreement will resume during the first quarter of 2001.

     On September 14, 2000, the Company entered into a letter agreement with Cybersensor (the "Canadian Letter Agreement") pursuant to which Cybersensor agreed to grant to the Company a non-exclusive license to market the Cybersensor Technology in Canada. The terms of the Canadian Letter Agreement further provided that the Company will be required to sell no less than 1,000 Cybersensor Technology products by June 30, 2001 in order to retain the license rights. The Company and Cybersensor agreed that the Canadian Letter Agreement incorporates the essential terms of their agreement, is binding upon the Company and Cybersensor, and that the Company and Cybersensor may negotiate such further terms and conditions that are reasonably necessary to carry out and give effect to the terms and provisions of the Canadian Letter Agreement.

     As of the date of this Registration Statement, the Company is the owner of record of 193,883 shares of common stock of Pamco (which represents an approximate 26.09% equity ownership interest) and the owner of record of 4,653,192 shares of common stock of Cybersensor (based on a 3:1 stock split on May 12, 2000, and which currently represents an approximate 15.2% equity ownership interest).

     Management of the Company intends to initially concentrate its financial resources in the establishment and creation of a Canadian market for the distribution and sale of the Cybersensor Technology. The Company has no further plans to increase its equity position in either Pamco or Cybersensor. As of the date of this Registration Statement, the Company is engaged in a private offering of 1,500,000 units of securities (each unit consisting of one share of restricted common stock and two warrants) to raise funds to commence its market strategy for the Cybersensor Technology. See "Part I. Item 2. Management's Discussion and Analysis or Plan of Operation" and "Part II. Item 4. Recent Sales of Unregistered Securities".

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     The Cybersensor Technology. The Cybersensor Technology primarily consists of a wireless communications link for companies seeking bi-directional monitoring and control of remote equipment or systems via the Internet, using a central server and a wireless satellite or terrestrial link. The Cybersensor Technology combines the power of satellite or terrestrial-based wireless communications technology and a specialized Internet-compatible software that enables two-way access from virtually any computer at any location, without the need for local application software. Development by Pamco of the WellMinder (discussed below) was based on computer automation and an economy of scale approach to solve the high operating and maintenance costs associated with stripper oil and gas wells. An important feature of the WellMinder utilizes a field computer controller to link the well site to a central monitoring and control center. Subsequently, Pamco developed the Cybersensor Technology which can monitor and control functions of the WellMinder, including production, pressure and tank levels, and further developed technology to enable its controller to communicate by satellite, accessible via the Internet.

     During the process of developing the Cybersensor Technology, Pamco discovered that the most reliable and cost effective method of communication is by low-earth orbit ("LOE") satellite link through ORBCOMM Global, Aeris, Norcom, Gloralstar and GSM networks, all available by changing the modem. The existing satellite link technology, however, only allowed for one-way communication. Therefore, Pamco invented and developed an additional proprietary web-based software system that offers a direct satellite link to access equipment from a remote location (the "CyberVip", collectively, the "Cybersensor Technology"). The CyberVip system provides economical two-way monitoring and control. It utilizes low-earth orbit satellite based data communications systems to allow end-users to adjust, control and reset parameters for sensors and field components without the need for new PCs, software installation, special training or additional maintenance systems. Cybersensor expanded the technology to include any form of wireless communication and designed a universal application processor module ("UAPM"), which supports a variety of communication modems creating scalability and flexibility.

     Management of the Company believes that the strength of the Cybersensor Technology is its simplicity and versatility. The Cybersensor Technology can offer options based on location, cost, amount of data, and latency of transmission. A website will serve as a worldwide marketing, information, user access and demonstration center, providing instructions to set up, use and install. A user can configure the website for display and control of field equipment and data, so that data is managed and controlled in the field or on the server for access on user computers anywhere. Upon setting up the account, a Stellar radio will be delivered to the user with instructions to plug in a specified list of sensors and/or parameters for other compatible field equipment. The "plug and play" approach for the low-end user is designed to limit the need for application development and avoid the need for special training or computer skilled people. The user can, however, expand the applications and interfacing ability with other systems and equipment.

     Management of the Company believes that the Cybersensor Technology will be marketable in many industries, including the oil and gas industry and the watermeter industry, and other industries which need low-cost systems to monitor and control field equipment and components. Management of the Company has determined that most users in the low-end market have access to the Internet with Netscape or Internet Explorer. Thus, these users will have computer capability to link spreadsheets and various programs on their computers to file reports, collect and record data, and store their own information, without the need of additional software. The user can then transfer information from the field to his computer without special equipment, other than the Stellar radio, a sensor and the user's own PC. The user will have the ability to immediately receive information on an instrument panel where parameters and feature lists can be set up and changed. The user will be able to incorporate six sensor inputs on the basic set-up at one subscriber location and will be billed monthly.

     Management of the Company believes that certain of Cybersensor's contractual agreements have strengthened the marketability of the Cybersensor Technology due to the internet server offering a direct satellite link and economical two-way communication capability in one process. As of the date of this Registration Statement, Cybersensor has entered into a value added reseller agreement with ORBCOMM and has formed an alliance with Stellar Satellite Communications, Inc. ("Stellar") to furnish equipment, accommodate the target market and meet communications requirements.

     The WellMinder. Pamco also developed a computer controlled pumping system to lift oil from stripper oil wells and water from stripper gas wells with low pressure air or gas (the "WellMinder"). The pumping system works by sensing the presence of oil in the bore hole in the well. The pump is a simple chamber to collect fluid and fit in the well bore casing. It has only one moving part down hole, which is a simple one way floating ball valve. Once the WellMinder senses

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the presence of oil in the bore hole of a well, it signals a computer to electronically release air or gas pressure. The ball valve is in the inlet for allowing fluid into the system, which then closes as pressure is applied. Management of the Company believes that the system is unique in that pressure is applied on top of the fluid forcing it down, then returning up through the chamber and return line rather than applying pressure under the fluid at the lowest point. This will create a slug or column affect and when enough fluid is collected, it will hold together. The oil is collected in a cylinder. The air or gas pressure closes the system and forces a continuous slug of oil to the surface into a receiver for transfer to a receiving tank. The WellMinder has the ability to pump any type of liquid, simply by setting the properties for the liquid in its controller. Pamco also developed a system to allow the compressor to run of filtered gas available from either the oil or gas well itself for locations where supply of electrical power is expensive.

     As of the date of this Registration Statement, management of the Company has been advised that Pamco has ceased any further development and marketing of the WellMinder in order to focus primarily on the development and marketing of the CyberSensor Technology. In the event Pamco resumes development and marketing of the WellMinder, management of the Company believes that the benefits of the WellMinder may include: (i) sensing and controlling the liquid level and thus pumping on demand; (ii) separating the oil from the gas propellent when it reaches the surface by capturing the oil in a small receiving vessel and sending it to a storage tank, thus allowing collection of the gas propellent; (iii) remove water from coal bed methane gas wells automatically, thus using the gas as an energy source or allowing collection of the gas; (iv) minimal down hole maintenance due to only one moving part located in collection chamber; and (v) use of associated computerized operations.

     Identification of Investment Opportunities

     As of the date of this Registration Statement, management of the Company is not actively seeking nor has it identified any other business opportunities that it plans to pursue, nor has the Company reached any agreement or definitive understanding concerning any such acquisition. Management of the Company believes that such activity in the future is highly unlikely. However, in the event management of the Company decides to resume its search and identification of investment in other business opportunities, management intends to search for business opportunities in any geographical area primarily in the energy and technology industries. Management would seek business opportunities that demonstrate the need for business partners and the potential for long-term growth.

     Analysis and Investigation of Opportunities. Management of the Company will exercise its own judgment as to, and will be solely responsible for, the ultimate selection of a future business opportunity, if any. Management will consider substantial and detailed information in connection with its decisions of whether or not to invest in a business opportunity. Such information may include financial analysis and review of the proposed business and industry, market surveys and consultations with industry experts. Management also anticipates that it will consider the following factors: (i) total and net assets and shareholders' equity, (ii) current and long-term liabilities, (iii) gross revenues and earnings for the prior three fiscal years, (iv) potential for revenue and earnings growth, (v) existing and potential competition, (vi) proprietary and state-of-the-art technology, patents and trademarks, (vii) capabilities and experience of current management and potential for recruitments, (viii) capital requirements, (ix) availability of new capital, debt financing sources and relationships with existing lenders, (x) cost, degree and form of participation by the Company in the business' operations, (xi) special risks associated with the business and its industry, and (xii) perceived desirability of the business to investors in the capital markets. Participation by the Company in a proposed investment opportunity may also be based in large part on the perceived quality of the company's management and personnel, properties or proprietary rights, products and/or services, marketing concepts and potential, level of technology or other factors which may be difficult to analyze with complete objectivity.

     Forms of Potential Investment in Business Opportunities. In the event management identified a business opportunity, the proposed acquisition or business combination may occur in one of several methods: (i) investment in the common stocks of private companies, (ii) a statutory merger or consolidation, or asset purchase, or (iii) a "reverse merger" in which the Company acquires all of the private company's outstanding common stock in exchange for the issuance of unregistered shares of the Company's common stock. Management of the Company does not anticipate that such acquisitions or business combinations will involve a cash purchase of the assets or the outstanding voting stock of a viable business due to the focus of the Company's financial resources on the development of a marketing strategy for the Cybersensor Technology.

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     Prior to any merger or consolidation or other corporate transaction involving substantially all of the Company's assets, management will voluntarily seek the approval of the Company's shareholders. Management intends to provide its shareholders with complete disclosure and documentation regarding the proposed business opportunity. Such disclosure and documentation will be in the form of a proxy statement in compliance with the rules and regulations of the Securities Exchange Act of 1934, as amended (the "1934 Exchange Act"), and will be distributed to the shareholders of the Company at least twenty (20) days prior to any shareholders meeting.

MARKETING STRATEGY

     Cybersensor Technology

     Based upon the terms of the respective European Letter Agreement and the Canadian Letter Agreement, the Company has acquired the non-exclusive rights to market, distribute and sell the Cybersensor Technology within Europe and Canada. Management of the Company anticipates that the marketing and selling of the Cybersensor Technology in Canada will commence by approximately the second quarter of fiscal year 2001. To benefit from the opportunities in the Canadian markets, management of the Company will take steps to find a suitable location in Canada to set up a distribution and sales base. As of the date of this Registration Statement, the Company has reviewed various locations, potential customers and strategic alliances.

     The Company's marketing plan relating to the Cybersensor Technology is based in part on the philosophy that the services will be priced at a very affordable level for virtually any business customer, including those in the oil and gas industry. Management of the Company believes that offering low, affordable pricing and relying on monthly fees can create financial returns that will increase on an exponential basis as the client base increases, and that future competition will be discouraged. Moreover, the marketing plan and approach is not to solve complex applications or systems requiring high speed data transfer or data logging, but to provide the small "data snapshot" information systems where the user will only need to operate a simple valve, monitor a sensor or change a small setting or operating parameter.

     Although the Cybersensor Technology was primarily in operation for monitoring wells in the energy industry, management of the Company believes that application of the Cybersensor Technology will extend to virtually any industry or any remote monitoring/control need. Management of the Company believes that the potential market is expected to be in the tens of thousands of units annually, and is preparing to meet a significant demand in the marketplace. Therefore, management of the Company also intends to target the following initial industries and users within Canada and Europe: (i) utility organizations including gas, water, electric and sewer; (ii) oil and gas producers, distributors and transportation operations; (iii) various industry and manufacturing equipment such as robotic sorters, conveyor systems, tanks, meters and valving; (iv) companies having components and/or equipment operated by others with access to integral working components for recording, regulating and monitoring of operations.

     The Company intends to market and sell the Cybersensor Technology through the use of distribution agreements, joint ventures and direct sales. As a result of management's experience in the international marketplace, the Company expects that it will be able to adjust its marketing strategy to each country in accordance with the respective customs, needs and methods of conducting business. To aid in the marketing of the Cybersensor Technology, the Company intends to utilize training seminars and advertising promotional tools, such as catalogs and CD-ROMs. The Company intends to make the operational software available in various languages to meet the needs of the particular market.

EMPLOYEES AND CONSULTANTS

     As of the date of this Registration Statement, the Company does not employ any persons on a full-time or on a part-time basis. The Company's President is primarily responsible for all day-to-day operations of the Company. Other services are provided by outsourcing and management contracts. As the need arises and funds become available, however, management may seek employees as necessary in the best interests of the Company. The following lists and describes certain services performed for the Company by consultants. See "Item
5. Directors, Executive Officers, Promoters and Control Persons".

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     (i) The Company and RLK International Group, Inc., a Florida corporation
("RLK") entered into a consulting agreement dated January 1, 1999 (the "Consulting Agreement") whereby RLK will perform a wide range of management, administrative, financial, marketing and public company operational services for a two- year period. Such services will include, but are not limited to, the following: (i) international business relations and marketing strategy development, (ii) investor relations, (iii) press release and public information disclosure, (iv) corporate public relations and information distribution, (v) media liaison, (vi) shareholder liaison, (vii) business planning, capital and operating budgeting, (viii) general financial services including banking, bookkeeping and preparation of financial statements, (ix) creation of annual reports, (x) auditor and legal liaison, and (xi) general recordkeeping and documentation. See "Item 2. Management's Discussion and Analysis or Plan of Operation" and "Item 7. Certain Relationships and Related Transactions".

PATENTS, LICENSES, TRADEMARKS, CONCESSIONS AND ROYALTY AGREEMENTS

     The Company has no patents, trademarks, licenses, franchisees, concessions or royalty agreements that are material to the business as a whole.

     Management of the Company has been advised that Pamco applied to the United Stated Department of Commerce, Patent and Trademark Office and received issuance of patents for a number of claims covering the pumping technology (the "WellMinder"). Management of the Company has been further advised that during 1999, Cybersensor applied to the United States Department of Commerce, Patent and Trademark Office and received issuance of patents for a number of claims covering the CyberVip.

     Cybersensor will have the right for a period of time to modify its original filings to incorporate new data and processes that are added to the CyberVip process in the near future. With the U.S. Patent Office's established policy of allowing software patents as well as the recent U.S. Supreme Court ruling allowing "business methods" to be patented, management of the Company believes that the protection afforded by the patents for the intellectual property will be broad in scope.

     Management of the Company has been advised that Cybersensor has also filed for national trademark protection for the names "Cybersensor", "Cyber.Vip", "CyberStat" and other names that are expected to be used for future products or product features.

GOVERNMENT REGULATION

     The ownership and operations of satellite communication systems are subject to significant regulation by the Federal Communications Commission (the "FCC") under authority granted by the Communications Act of 1934, as amended, and related federal laws. Cybersensor and other related companies must comply with such rules and regulations and with any applicable licensing requirements. While such rules and regulations currently support Cybersensor's ongoing operations, such rules and regulations may be amended in the future possibly resulting in increased operational costs and restraint of activity. Moreover, the satellite operations are also subject to international frequency coordination which may require Cybersensor to entertain requests for accommodation by other nearby satellite systems. The Company cannot guarantee that the rules and regulations of the FCC will continue to support the business operations as presently conducted by Cybersensor, ORBCOMM and Stellar. Furthermore, the Company cannot guarantee that any and all existing licenses held by either Cybersensor, ORBCOMM or Stellar will be renewed and requisite frequencies coordinates, which could have an adverse effect on the business operations of the Company.

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COMPETITION

     The Company is aware that any competition to utilization of the Cybersensor Technology by producers of stripper wells is from use of the traditional pump jack. Although there are initial installation charges for the Cybersensor Technology, management of the Company believes that the state-of-the-art technology and efficiency of the Cybersensor Technology will provide long-term benefits to the producers of stripper wells, thereby diminishing any existing viable competition. Moreover, as of the date of this Registration Statement, management of the Company is not aware of any kind of technology within the United States or Europe which challenges the Cybersensor Technology. The Cybersensor Technology is covered under patent and, in the opinion of the Company's management, is fully protected. Management of the Company also does not believe that technology exists within the United States, Canada or Europe similar to the Cybersensor Technology (remote control and communication by satellite via the Internet and proprietary low cost controllers). There is no guarantee, however, that other similar technologies or new technologies with similar capabilities will not be developed thus developing long-term competition. Such potential competitors may have more experience and greater technical, financial and marketing resources than Pamco and Cybersensor, and thus have an adverse and material impact on the marketing operations of the Company within Canada or Europe, generation of revenues, and on the Company's equity investment in Pamco and Cybersensor.

RISK FACTORS

     The shares of the Company are highly speculative and involve an extremely high degree of risk. Shareholders of the Company should consider the following risk factors.

     Risk Factors Pertaining to the Company

     THE COMPANY HAS A LACK OF SUBSTANTIAL OPERATING HISTORY AND REVENUES. The Company is in the developmental stage, and has no substantial history of operations. Therefore, the Company does not have any prior financial results upon which an assessment of the Company's potential for success may be based. Accordingly, the success of the Company is dependent on its ability to market the Cybersensor Technology within Canada and/or Europe. The success of the Company is also dependent on management's ability to continue generating capital financing. The Company faces all of the risks specifically inherent in the type of business in which the Company engages. There can be no assurance that the Company will be able to operate successfully or profitably.

     THE COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN MAY BE DOUBTFUL. As of the date of this Registration Statement, there is substantial doubt regarding the Company's ability to continue as a "going concern" as the Company has not generated any revenues from operations, has a working capital deficit and a stockholders' deficit. Therefore, the Company has been deemed a "going concern" by its independent auditors, HJ & Associates, LLC, as noted in the financial statements attached hereto. There is substantial doubt that the Company will be able to retain its status as a "going concern", that is assumption of the continuation of operations of the Company in the absence of evidence to the contrary. Management believes that it can maintain its status as a "going concern" based on its future ability to generate revenues and minimize operating expenses. See "Financial Statements".

     THE COMPANY DEPENDS ON KEY PERSONNEL. The Company is in the developmental stages with no substantial prior operating history. The success of the Company will depend to a significant extent upon the efforts and abilities of its officers and directors. The officers and directors of the Company have considerable experience in marketing and finance, and limited experience in the oil and gas industry. The loss of any of the Company's officers or directors could be detrimental to the operations of the Company. The Company has not entered into any long-term employment agreements with nor has it purchased "key man" life insurance for any of its officers and directors. The Company's officers and directors may engage in other businesses for their own account. They will devote such time to the affairs of the Company as they deem necessary. See "Item 5. Directors, Executive Officers, Promoters and Control Persons".

     THE COMPANY MAY NEED ADDITIONAL CAPITAL BUT IT MIGHT NOT BE AVAILABLE. As of the date of this Registration Statement, the Company is experiencing a severe liquidity problem and has not generated significant revenues from sale of the Cybersensor Technology. Management of the Company believes that the Company will require approximately $600,000 of additional financing to cover its operational expenses for the next twelve months. The Company's business operations have been designed to generally focus on the marketing of the Cybersensor Technology and its investment in Pamco and Cybersensor. If Pamco and Cybersensor do not proceed in the form and manner anticipated by management of the Company and if sales of the Cybersensor Technology are not successful in either Canada or Europe, substantial additional financing may be needed to fund further marketing efforts and operational processes. The Company may not have sufficient funds to cover such expenses and, therefore, substantial additional funds will be required. The Company may attempt to raise such funds from loans, advances or additional offerings of debt or equity instruments. However, there can be no assurance that the Company will be successful in raising additional capital. A certain principal of the Company has entered into a contractual loan arrangement with the Company to provide the capital necessary to continue the existence and business operations of the Company in the event the Company is unable to obtain such financing. See "Item 2. Management's Discussion and Analysis or Plan of Operation" and "Item 7. Certain Relationships and Related Transactions."

     CONFLICTS OF INTEREST MAY EXIST. The Company's officers and directors may engage in other business interests for their own account in which they, respectively, may devote a certain amount of their attention. As a result, there may be potential conflicts of interest including, among other things, time, effort and corporate opportunity, which may result from participation by such officers and directors in potentially competing business ventures. Such conflicts can be resolved through the exercise by these individuals of judgment consistent with their respective fiduciary duties to the Company. The officers and directors of the Company intend to resolve such conflicts in the best interests of the Company. Moreover, the officers and directors of the Company will devote their time to the Company as they deem necessary.

     FUTURE SALES OF COMMON STOCK MAY ADVERSELY AFFECT MARKET PRICE. As of the date of this Registration Statement, the Company has 21,939,611 shares of its Common Stock issued and outstanding. Of the 21,939,611 of the Company's current outstanding shares of Common Stock, 10,534,511 shares are free trading and 11,405,100 shares are restricted as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The Securities Act and Rule 144 promulgated thereunder place certain prohibitions on the sale of such restricted securities. Such restricted shares will not be eligible for sale in the open market without registration except in reliance upon Rule 144 under the Securities Act. In general, a person who has beneficially owned such shares in a non-public transaction for at least one year, including persons who may be deemed "affiliates" of the Company as that term is defined under the Securities Act, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume on all national securities exchanges and through NASDAQ during the four calendar weeks preceding such sale, provided that certain current public information is then available. If a substantial number of the shares owned by the existing shareholders were sold pursuant to Rule 144 or a registered offering, the market price of the Company's Common Stock could be adversely affected.

     VOLATILITY OF STOCK PRICE. The markets for equity securities have been volatile and the price of the Company's Common Stock could be subject to wide fluctuations in response to quarter to quarter variations in operating results, news announcements, trading volume, sales of Common Stock by officers, directors and principal shareholders of the Company, general trends, changes in the supply and demand for the Company's shares, and other factors.

     BROKER-DEALER SALES OF THE COMPANY'S COMMON STOCK. The common shares of the Company will be defined as "penny stocks" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Exchange Act and such penny stock rules and regulations promulgated thereunder generally impose additional sales practice and disclosure requirements upon broker-dealers who sell the Company's Common Stock to persons other than "accredited investors" (generally, defined as institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or an annual income exceeding $200,000 ($300,000 jointly with a spouse)) or in transactions not recommended by the broker-dealer.

     For transactions covered by the penny stock rules, the broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the Securities and Exchange Commission. Consequently, the penny stock rules may affect the willingness of broker-dealers to make a market in or trade the common shares of the Company and thus may also affect the ability of shareholders of the Company's Common Stock to resell those shares in the public markets.

     Risk Factors Pertaining to the Business of the Company

          Cybersensor Technology Products

     THE COMPANY'S BUSINESS COULD SUFFER IF CYBERSENSOR DOES NOT KEEP CURRENT WITH RAPIDLY CHANGING MARKET FOR SATELLITE COMMUNICATIONS. The market for satellite communications may change rapidly. The Company's success depends, in part, on the ability of Pamco/Cybersensor to respond and adapt to such changes if necessary. Management of the Company cannot guarantee that if the market changes rapidly, Cybersensor will be able to implement an operational strategy that would be successful. The market for satellite communications is also marked by the continuous introduction of new products and services and increased capacity for services similar to those of the Cybersensor Technology products. Future technological advances may result in the availability of new products or services and increase the efficiency of existing products or services. If a technology becomes available that is more cost-effective or creates a superior product, Cybersensor may be unable to access such technology or finance any necessary substantial capital expenditures that may be required. The Cybersensor Technology may be rendered less profitable or less viable by existing, proposed or as yet undeveloped technologies, thus adversely affecting the Company's marketing of the Cybersensor Technology.

     CYBERSENSOR TECHNOLOGY PRODUCTS DEPEND ON PROPRIETARY INFORMATION. Cybersensor Technology depends on technical knowledge, and management of the Company believes that the Company's future success is based in part on the ability of Pamco/Cybersensor to keep up with new technological developments. Cybersensor will own or have the right to use such inventions, designs, software, systems and know-how pursuant to the grant of patents . Cybersensor must diligently protect that information, and while management of the Company believes that Cybersensor has taken steps to protect such information, it cannot be guaranteed that the information will not be disclosed to others or that others will not independently develop similar information, systems and know-how. The disclosure of such information or development of similar information by others may adversely affect the Company's marketing of the Cybersensor Technology.

     THE COMPANY'S BUSINESS DEPENDS ON EXISTING CONTRACTUAL RELATIONS. The Company's success will depend on the successful introduction and marketing of the Cybersensor Technology in the marketplaces of Canada and Europe which, in turn, is dependent on the proposed financial and technical support promises of Cybersensor to assist the Company in its establishment in Canada and/or Europe, and the continued existence of favorable contractual relations with Pamco and Cybersensor. Cybersensor is a newly formed company and is currently engaged in the research and development of marketing plans for the Cybersensor Technology. The Company and Cybersensor, therefore, have not finalized the terms and provisions regarding the Company's non-exclusive rights to distribute and market the Cybersensor Technology in Canada and Europe and the proposed financial and technical support commitments of Cybersensor. Moreover, Cybersensor is currently unable to provide technical support to the Company to assist in the commencement of the Company's marketing program for the Cybersensor Technology in Canada or Europe. The Company's success will also depend, in turn, on the continued existence of favorable contractual relations between PAMCO and Cybersensor and the respective suppliers, including ORBCOMM and Stellar. The Company's operations may be materially and aversely affected by the failure of any such parties to honor such contractual agreements. In the event of a dispute, enforcement of these agreement could be time consuming and costly. There is no assurance that such favorable contractual relations will continue and, if so, that they will be in the best interests of the Company.

     LACK OF CANADIAN/EUROPEAN MARKET ANALYSIS FOR CYBERSENSOR TECHNOLOGY. The success of marketing the Cybersensor Technology in Canada and/or Europe is subject to a number of business, economic and regulatory factors, including the extent to which prospective customers will purchase the Cybersensor Technology. Such factors are beyond the Company's control. The vitality of the Company's business, therefore, depends on the successful implementation of a marketing strategy. The Company has not conducted any formal market surveys in either Canada or Europe, and the view of management concerning the market potential for the Cybersensor Technology are the personal views of management and are not based upon any formal market research. If the Company cannot gain market acceptance for the Cybersensor Technology in either Canada or Europe or, if such a market acceptance exists and is not of the magnitude anticipated by management, the business operations of the Company may be adversely affected.

     THERE ARE POLITICAL AND ECONOMIC RISKS IN FOREIGN MARKETPLACES. Management of the Company intends to market and sell the Cybsensor Technology in the marketplaces of Canada and/or Europe. As a result, the Company's operations and sale of the Cybersensor Technology in these foreign countries may be subject to political, economic, legal and other uncertainties occurring with these countries. Changes in policies by the respective governments may result in changes in laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on imports and sources of supply, import duties, corruption, and currency revaluation, all of which may materially and adversely affect the Company. Changes in tariffs or other trade policies could also adversely affect the Company's potential customers.

          Identification of Investment Opportunities

     THERE ARE NO OTHER IDENTIFIED INVESTMENT OPPORTUNITIES. As of the date of this Registration Statement, management of the Company is not actively seeking nor has it identified any other potential business opportunities for acquisition by the Company, nor has it identified any specific business within an industry or geographical area of operation for evaluation of potential business opportunities. The Company does not have any current arrangements, agreements or understandings with respect to acquiring or engaging in a business combination with any privately held company or other business venture. In the event management of the Company resumes seeking and identifying potential business opportunities, shareholders of the Company will be entirely dependent upon management to select suitable business opportunities and the degree and form of participation by the Company in the business' operations. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in consummating any future investment transaction.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     This section contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section "Item 1. Description of Business - Risk Factors". This section should be read in conjunction with the Company's Financial Statements included herein.

GENERAL

     During the prior fiscal years, the Company has focused primarily on the identification, selection and ultimate consummation of business opportunities with certain companies, and has generated no revenue. During these prior fiscal years, the principals of the Company invested personal funds and arranged for loans and lines of credit from private investors and/or financial institutions.

     As of the date of this Registration Statement, the Company has not generated any revenues. Management anticipates that the Company will commence generating revenues in approximately twelve months from the marketing and sale of the Cybersensor Technology and related products to customers in Canada and will commence generating revenues in approximately twenty-four months from the marketing and sale of the Cybersensor Technology and related products to customers in Europe.

RESULTS OF OPERATION

Fiscal Year Ended December 31, 1999 Compared With Fiscal Year Ended December 31, 1998

     The Company's net losses for fiscal year ended December 31, 1999 were approximately $1,636,670 compared to a net loss of approximately $743,263 for fiscal year ended December 31, 1998. During both fiscal years, the Company recorded no income.

     For fiscal year ended December 31, 1999, the Company recorded operating expenses of $674,490 compared to $312,513 of operating expenses recorded for fiscal year ended December 31, 1998. Interest expense of $66,686 for fiscal year ended December 31, 1999 decreased by approximately $27,217 from an expense of $93,903 for fiscal year ended December 31, 1998, which resulted primarily from a decrease in notes payable. However, general overhead and administrative expenses of $607,804 for fiscal year ended December 31, 1999 substantially increased by approximately $389,194 from the general overhead and administrative expenses of $218,610 for fiscal year ended December 31, 1998. The increase in overhead and administrative expenses result primarily from costs associated with the increased scale of corporate activity including the identification, negotiation and consummation of the transaction with Pamco and the continuous identification of potential investment opportunities, which includes travel, financing, administration, and consulting. Overhead and administrative expenses include general corporate overhead, consulting costs, contractor fees, and professional fees.

     Other expenses of the Company increased as a result of the loss on the asset valuation relating to the Company's original investment of $1,115,000 in Pamco. The loss was recorded at $962,180 for fiscal year ended December 31, 1999 compared to $430,750 recorded for fiscal year ended December 31, 1998.

     As a result of these factors, net loss for fiscal year ended December 31, 1999 was $1,636,670, an increase of $893,407, as compared to a net loss of $743,263 for fiscal year ended December 31, 1998. Management believes that the increase in net loss during fiscal year ended December 31, 1999 as compared to fiscal year ended December 31, 1998 is attributable primarily to the increase in general and administrative expenses and the loss on the equity investment.

Nine-Month Period Ended September 30, 2000 Compared With Nine-Month Period Ended September 30, 1999

     The Company's net losses for the nine-month period ended September 30, 2000 were approximately $535,375 compared to a net loss of approximately $480,971 for the nine-month period ended September 30, 1999. During both nine-month periods, the Company recorded to income.

     For the nine-month period ended September 30, 2000, the Company recorded operating expenses of $407,675 compared to $480,971 of operating expenses recorded for the nine-month period ended September 30, 1999. Interest expense of $22,060 for the nine-month period ended September 30, 2000 decreased by approximately $20,430 from an interest expense of $42,490 for the nine-month period ended September 30, 1999. General overhead and administrative expenses of $385,615 for the nine-month period ended September 30, 2000 also decreased by approximately $52,866 from general overhead and administrative expenses of $438,481 for the nine-month period ended September 30, 1999. The decrease in overhead and administrative expenses resulted primarily from the decrease in costs associated with consummation of the transaction with Pamco. Overhead and administrative expenses include general corporate overhead, consulting costs, contractor fees, and professional fees.

     Other expenses of the Company increased as a result of the loss on the asset valuation relating to the Company's investment in Pamco. The loss was recorded at $127,700 for the nine-month period ended September 30, 2000 compared to $-0- recorded for the nine-month period ended September 30, 1999.

     As a result of these factors, net loss for the nine-month period ended September 30, 2000 was $535,375, an increase of approximately $54,404, as compared to a net loss of $480,971 for the nine-month period ended September 30, 1999. Management believes that the increase in net loss during the nine-month period ended September 30, 2000 as compared to the nine-month period ended September 30, 1999 is attributable primarily to the loss on the equity investment.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's financial statements have been prepared assuming that it will continue as a going concern and, accordingly, do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should the Company be unable to continue in operation.

Fiscal Year Ended December 31, 1999

     As of December 31, 1999, the Company's assets were $154,374 consisting of the valuation of the Company's equity investment in Pamco. As of December 31, 1999, the Company's liabilities were $473,853. The liabilities consisted primarily of notes payable to related parties in the aggregate amount of $451,070. The notes are due on demand until paid in full and/or converted into shares of common stock of the Company. See "Item 7. Certain Relationships and Related Transactions".

     Stockholders' equity (deficit) decreased from ($1,196,909) for fiscal year ended December 31, 1998 to ($319,479) for fiscal year ended December 31, 1999. To provide capital, the Company sold stock in private placement offerings or issued stock in exchange for debts or pursuant to contractual relations of the Company. See "Part II. Item 4. Recent Sales of Unregistered Securities".

Nine-Month Period Ended September 30, 2000

     As of the nine-month period ended September 30, 2000, the Company's assets were $26,674 consisting of the valuation of the Company's equity investment in Pamco. As of the nine-month period ended September 30, 2000, the Company's liabilities were $150,308. The Company's liabilities decreased by approximately $323,545 during the nine-month period ended September 30, 2000 from liabilities of $473,853 at December 31, 1999.

     The decrease in liabilities during the nine-month period ended September 30, 2000 was due primarily to a decrease of approximately $304,171 in notes payable from $451,070 recorded at December 31, 1999 to $146,899 recorded at September 30, 2000. The notes are due on demand until paid in full and/or converted into shares of common stock of the Company. See "Item 7. Certain Relationships and Related Transactions".

     Stockholders' equity (deficit) decreased from ($319,479) for fiscal year ended December 31, 1999 to ($123,634) for the nine-month period ended September 30, 2000.

MATERIAL COMMITMENTS

     As of the date of this Registration Statement, the Company has the following significant and material contractual commitments for fiscal year 2000.

     A significant and estimated commitment for the Company for fiscal year 2000 pertaining to contractual arrangements and work orders is an amount not greater than approximately $204,000 to RLK International Group, Inc., a Florida corporation ("RLK"). During January 1997, the Company entered into a management services agreement with RLK for the day-to-day operations of the Company. The agreement provides rendering of services at a cost not to exceed $12,000 per month and payment of office and overhead not to exceed $5,000 per month. The Company is charged the monthly fee by RLK for performance of services rendered on an ongoing basis commensurate with the needs and requirements of the Company for that particular month, including services related to marketing, administrative, public company operations, and maintenance. See "Item 7. Certain Relationships and Related Transactions".

SOURCES OF FUNDING/REVENUE

     The Company is experiencing a severe liquidity crisis and must raise additional capital. Further, the Company has not generated any cash flow to fund its operations and activities. Historically, the Company has relied upon internally generated funds, funds from the sale of shares of stock and loans from its shareholders and private investors to finance its operations and growth. Management anticipates that approximately $600,000 will be required to cover operational costs and expenses for the twelve-month period following the date of this Registration Statement.

     From inception (September 15, 1986) to through September 30, 2000, the Company has spent approximately $1,733,882 on general and administrative expenses and interest relating to (i) the business of seeking and identifying investment opportunities with certain companies, (ii) the consummation of the Pamco Agreement, and (iii) fulfillment of certain of its obligations under the Pamco Agreement. As of the date of this Registration Statement, the Company has limited its financial investment in Pamco to amounts invested as of December 30, 1999 and has conducted limited business operations pertaining to the creation and establishment of a Canadian market for the distribution and sale of the Cybersensor Technology in Canada.

     A twelve-month development plan and budget for fiscal year 2001 of approximately $600.000 is proposed by the Company. Funding will cover the following major areas of business activity:

          o $200,000 for Establishment and Creation of a Canadian and/or European Market for the Distribution and Sale of the Cybersensor Technology and related products.

          o $400,000 for Working Capital, Including Overhead and Administrative Expenses.

     Management intends to raise additional capital through further public or private offerings of its stock and through bank loans or loans from private investors, although there can be no assurance that the Company will be able to obtain such financing. The Company's continued growth, financial success and movement into a viable operating basis are entirely dependent upon the Company's ability to (i) raise substantial amounts of additional capital, (ii) successfully establish and create a Canadian and/or European market for the distribution and sale of the Cybersensor Technology and related products, and
(iii) generate future revenues from the sale of the Cybersensor Technology and related products in Canada and/or Europe. The failure to raise additional capital will have a material and adverse affect upon the Company and its shareholders.

     Therefore, on January 2, 2001, Mr. Daniel Kesonen, the President and a director of the Company, entered into a revolving credit loan agreement and supporting promissory note with the Company (the "Loan Agreement") pursuant to which Mr. Kesonen agreed to loan and provide the capital necessary to continue the existence and business operations of the Company in the event the Company is unable to obtain such financing. The terms and provisions of the Loan Agreement further provided that (i) for a period of two years and upon request by the board of directors of the Company, Mr. Kesonen shall loan to the Company such amounts as requested by the Company over a two year period, not to exceed an aggregate of $500,000; and (ii) the Company shall agree to execute promissory notes in such amounts payable to Mr. Kesonen within a period of ten years from the date of such note. See "Item 7. Certain Relationships and Related Transactions."

     Management of the Company does not anticipate any purchases or sales of plant and/or significant equipment, nor does it expect to hire any employees.

ITEM 3. DESCRIPTION OF PROPERTY

     Except as described above, the Company does not own any other real estate or other properties. The Company leases office space and its offices are located at 4400 PGA Boulevard, Suite 716, Palm Beach Gardens, Florida 33410. Management believes that the Company's offices are adequate for its reasonable foreseeable needs. The Company does not intend to acquire any additional properties.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the name and address, as of the date of this Registration Statement, and the approximate number of shares of Common Stock of the Company owned of record or beneficially by each person who owned of record, or was known by the Company to own beneficially, more than five percent (5%) of the Company's Common Stock, and the name and shareholdings of each officer and director, and all officers and directors as a group as of the date of this Registration Statement.

--------------------------------------------------------------------------------
Title of Class    Name and Address              Amount and Nature (1)   Percent
                  of Beneficial Owner           of Beneficial Owner     of Class
--------------------------------------------------------------------------------

Common Stock    Daniel Kesonen                     1,842,500(1)           8.4%
                4400 PGA Boulevard
                Suite 716
                Palm Beach Gardens, Florida 33410

Common Stock    All directors as a group           2,042,500(1) (2)       9.3%
                (3 persons)

-------------------

(1) These are restricted shares of Common Stock. Of the 1,842,500 shares, 1,107,000 are held of record by Mr. Kesonen and 735,500 are held of record by RLK International Group, Inc., of which Mr. Kesonen holds a 100% equity interest.

(2) Includes the assumption of the exercise of options by each option holder pursuant to the terms of the Non-Qualified Stock Option Plan to purchase an aggregate of 200,000 shares of restricted Common Stock at $.40 per share. See "Item 6. Executive Compensation - Non Qualified Stock Option Plan."

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The directors and executive officers of the Company are as follows:

Name                    Age         Position with the Company
----                    ---         -------------------------

Daniel Kesonen          54          President and Director

Laurence C. Jones       53          Director

Michael MacDonald       57          Secretary, Treasurer and Director

     DANIEL KESONEN has been the President and a Director of the Company since October 6, 1995. Mr. Kesonen has lead an extensive career in the private sector in project management, finance and business management. His background in the investment banking industry will aid in the course of developing the infrastructure, financial resources and marketing strategy for the Company. Mr. Kesonen devotes a substantial amount of his time to the operations of the Company. For the past ten years, Mr. Kesonen has been a managing director of RLK International Group, Inc., investment bankers with offices in Florida and Zurich, Switzerland. He is also a member of the board of directors of Petroleum Asset Management Corporation ("Pamco"). During 1991, Mr. Kesonen was president of PLC Systems, Inc., and during the 1980's, he was a vice president of Shearson Lehman Brothers, E.F. Hutton and A.G. Edwards & Sons.

     LAURENCE C. JONES has been the Secretary, Treasurer and a Director of the Company since 1997. Mr. Jones has extensive experience in the London financial markets. His background in the international investment banking industry will aid in the course of establishing the Company's base in Canada and Europe. Mr. Jones devotes part of his time to the operations of the Company. For the past five years, Mr. Jones has been a consultant to the financial company of Chiltern Group Plc. He was also a former chairman and managing director of Barclays Metals Limited and a current director of the London Metal Exchange Ltd.

     MICHAEL MACDONALD has been a Director of the Company since 1999. Mr. MacDonald has extensive investment experience in corporate finance and public accounting. Mr. MacDonald has spent that past twenty years as the founder of Business Advisory Group, Inc., a Florida company specializing in the consultation to the private investment community and is currently Managing Director.

     Mr. Kesonen devotes a substantial amount of his time to the business operations of the Company. Messrs. Jones and MacDonald each devote part of their time to the business operations of the Company. At the present time, no family relationship exists among any of the named directors and executive officers. No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer of the Company. The directors of the Company are elected annually and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors of the Company.

     As of the date of this Registration Statement, no director or executive officer of the Company is or has been involved in any legal proceeding concerning (i) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses) within the past five years; (iii) being subject to any order, judgment or decree permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities or banking activity; or (iv) being found by a court, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law (and the judgment has not been reversed, suspended or vacated).

ITEM 6. EXECUTIVE COMPENSATION

     As of the date of this Registration Statement, none of the officers or directors of the Company have received any compensation for their respective roles during any of the prior fiscal years. The Company does not pay fees to any of its directors or officers as compensation for their directorship or executive officer roles. As of fiscal year ended December 31, 1999 and the nine-month period ended September 30, 2000, the Company has not accrued nor paid its officers and directors compensation. All executive officers and directors of the Company are reimbursed, however, for any out-of-pocket expenses incurred by them on behalf of the Company. Executive compensation is subject to change concurrent with board of director approval.

     Pursuant to the Consulting Agreement between the Company and RLK International Group, Inc., a Florida corporation ("RLK"), services rendered or to be rendered pursuant to the terms and provisions are: (i) financial, such as business planning, capital and operating budgeting, bookkeeping, financial statement services, auditor liaison, banking, record keeping and documentation, database records, and (ii) administration, such as legal liaison, corporate minute book maintenance and record keeping, corporate secretarial services, printing and production, office and general duties, international business relations, corporate information distribution and public relations, and media liaison. Mr. Kesonen is a director and the president of RLK. During fiscal year ended December 31, 1999, the Company paid approximately $144,000 to RLK for services rendered, of which Mr. Daniel Kesonen directly received approximately $60,000 . During the nine-month period ended September 30, 2000, the Company paid approximately $108,000 to RLK for services rendered, of which Mr. Daniel Kesonen directly received approximately $45,000.

Non-Qualified Stock Option Plan

     On March 1, 1999, the Board of Directors of the Company adopted a Non-Qualified Stock Option Plan (the "SOP") which provides for the grant of options to purchase an aggregate of 2,000,000 shares of Common Stock at $.40 per share. The purpose of the SOP is to make options available to directors, management and significant contractors of the Company in order to encourage them to secure an increase on reasonable terms of their stock ownership in the Company and to encourage them to remain in the employ of the Company, and to provide them compensation for past services provided.

     The SOP is administered by the Board of Directors which determines the persons to be granted options under the SOP, the number of shares subject to each option, the exercise price of each option and the option period, and the expiration date of such options. The exercise of an option may be less than fair market value of the underlying shares of Common Stock. No options granted under the SOP will be transferable by the optionee other than by that provided by the Option Grant Agreements or will or the laws of descent and distribution and each option will be exercisable, during the lifetime of the optionee, only by such optionee.

     The exercise price of an option granted pursuant to the SOP may be paid in cash, by the surrender of options, in Common Stock, in other property, including the optionee's promissory note, or by a combination of the above.

     As of the date of this Registration Statement, options have been granted in the aggregate of 1,500,000 shares to the following individuals. All options granted are exercisable by the respective individual from the date of grant through the date of expiration.

--------------------------------------------------------------------------------
                      Number of     Date of Grant  Exercise Price    Date of
                    Shares Granted                                  Expiration
--------------------------------------------------------------------------------

Daniel P. Kesonen     1,000,000     April 1, 1999      $0.40       April 1, 2019
Ron Fisher              240,000     April 1, 1999      $0.40       April 1, 2019
Michael MacDonald       100,000     April 1, 1999      $0.40       April 1, 2019
Laurence Jones          100,000     April 1, 1999      $0.40       April 1, 2019
Deborah Chadwick         60,000     August 7, 2000     $0.40       April 1, 2019

TOTAL                 1,500,000
--------------------------------------------------------------------------------

     On December 19, 1999, Mr. Kesonen elected to exercise his option to purchase 400,000 shares of the restricted Common Stock of the Company at $0.40 per share. On July 1, 2000, Mr. Kesonen elected to exercise his option to purchase 600,000 shares of the restricted Common Stock of the Company at $0.40 per share.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Pamco Agreement

     On June 4, 1998, the Company and Pamco entered into an agreement which generally provided for the joint commercialization of the Cybersensor Technology through the acquisition of stripper oil and gas wells or leases and the subsequent conversion to and utilization of the Cybersensor Technology (the "Pamco Agreement"). The Pamco Agreement required the Company to make periodic payments of capital contributions to Pamco. The capital contributions would be used by Pamco to fund its large-scale acquisition program of stripper oil and gas well leases within the United States and the subsequent conversion of such wells to utilization of its technology systems. The Pamco Agreement generally provided for the creation of a joint venture entity to be owned 50% by the Company and 50% by Pamco. The Pamco Agreement further provided that the newly formed joint venture entity would acquire the exclusive rights to the technology systems to market and distribute for all stripper oil and gas well applications, as well as for environmental uses in cleaning up contaminated ground water, and that all revenues received by the Company and Pamco relating to the purposes within the Pamco Agreement would be distributed 50% to the Company and 50% to Pamco.. The Pamco Agreement also provided for the issuance by Pamco to the Company of a convertible debenture, which provided the Company with the right to convert the full amount of the debenture to shares of restricted common stock in Pamco at a conversion rate of $55.56 per share or the latest market price of sales Pamco's common stock. In consideration of capital contributions in the aggregate amount of $1,115,000 by the Company to Pamco, Pamco subsequently issued to the Company 193,883 shares of its restricted common stock (which represented an approximate 26.09% equity ownership interest).

     On April 19, 1999, Pamco transferred the Cybersensor Technology to Cybersensor. Pursuant to the transfer, Cybersensor subsequently entered into contractual arrangements with Pamco whereby (i) Cybersensor granted to Pamco a license to market and distribute the Cybersensor Technology, and (ii) Pamco's shareholders would be able to purchase from Cybersensor a pro rata number of shares of common stock of Cybersensor (based on their respective proportionate ownership of shares of common stock of Pamco), which represented an aggregate approximate 80% equity ownership interest. The Company, therefore, purchased at $0.001 per share 1,551,064 shares of restricted common stock of Cybersensor (which represented then an approximate 25.6% equity ownership interest).

     Due to extreme interest in the Cybersensor Technology, the Company and Pamco jointly agreed to focus their current business operations and priorities on the continued development and marketing of the Cybersensor Technology to the oil and gas industry, including stripper oil and gas well producers, and to other industries. During December 1999, the Company and Pamco agreed that (i) the Pamco Agreement would be terminated, (ii) the Company would limit its monetary investment in Pamco to the amount of funds previously invested pursuant to its contractual obligations under the Pamco Agreement and to the purchase of the shares of common stock of Cybersensor, and (iii) Cybersensor would grant to the Company a non-exclusive license to market and distribute the Cybersensor Technology in Europe.

     As of the date of this Registration Statement, the Company is the owner of record of 193,883 shares of common stock of Pamco (which represents an approximate 26.09% equity ownership interest) and the owner of record of 4,653,192 shares of common stock of Cybersensor (based on a 3:1 stock split on May 12, 2000, and which currently represents an approximate 15.2% equity ownership interest). Mr. Kesonsen is a member of the board of directors of Pamco. None of the directors of the Company own any stock of record of either Pamco or Cybersensor.

The Consulting Agreement

     On January 1, 1999, the Company entered into a consulting agreement with RLK International, Inc. (the "Consulting Agreement") pursuant to which RLK agreed to provide certain services to the Company including, but not limited to, the following: (i) financial, such as business planning, capital and operating budgeting, bookkeeping, financial statement services, auditor liaison, banking, record keeping and documentation, database records, and (ii) administration, such as legal liaison, corporate minutebook maintenance and record keeping, corporate secretarial services, printing and production, office and general duties, international business relations, corporate information distribution and public relations, and media liaison. Mr. Kesonen is a director and the President of the Company, and holds an approximate 8.4% equity interest in the Company. Mr. Kesonen is a director and the president of RLK, and holds a 100% equity interest in RLK. See "Item 5. Directors, Executive Officers, Promoters and Control Persons".

The Revolving Credit Loan Agreement

     On January 2, 2001, Mr. Daniel Kesonen, the President and a director of the Company, entered into a revolving credit loan agreement and supporting promissory note with the Company (the "Loan Agreement") pursuant to which Mr. Kesonen agreed to loan and provide the capital necessary to continue the existence and business operations of the Company in the event the Company is unable to obtain such financing. The terms and provisions of the Credit Facility Agreement further provided that (i) for a period of two years and upon request by the board of directors of the Company, Mr. Kesonen shall loan to the Company such amounts as requested by the Company, not to exceed an aggregate of $500,000; and (ii) the Company shall agree to execute promissory notes in such amounts payable to Mr. Kesonen within a period of ten years from the date of such note.

Notes Payable

     As of fiscal year ended December 31, 1999 and the nine-month period ended September 30, 2000, the Company had notes payable to related parties of $451,070 and $146,899, respectively. On April 1, 1999, April 13, 1999 and May 13, 1999, the President of the Company, Daniel Kesonen, through RLK, loaned the Company the amounts of $100,000, $10,000 and $90,000, respectively, which are represented by promissory notes issued by the Company payable to RLK. Such promissory notes are unsecured, bear interest at the rate of 8% per annum, and are due on demand until paid in full and/or converted into shares of Common Stock of the Company. On December 9, 1999, the Company issued 735,500 shares of Common Stock to RLK at $0.40 per share as payment and settlement of principal and accrued interest in the amount of $294,200 due and owing RLK. As of September 30, 2000, the Company owes RLK approximately $124,925 consisting of principal and accrued interest. See "Item 4. Recent Sales of Unregistered Securities".

     During fiscal year ended December 31, 1999, Mr. Daniel Kesonen loaned the Company approximately $442,800 to provide capital for operating expenses. On December 9, 1999, the Company issued 107,000 shares of Common Stock to Daniel Kesonen at $0.40 per share as payment and settlement of principal and accrued interest in the amount of $42,800. Moreover, on December 14, 1999 and July 1, 2000 Daniel Kesonen exercised his options under the Non-Qualified Stock Option Plan against the debt and accrued interest of $400,000 at $0.40 per share. Therefore, the Company issued Daniel Kesonen 400,000 and 600,000 shares, respectively. See "Item 4. Recent Sales of Unregistered Securities".

     The board of directors of the Company has not adopted or approved any policy regarding future transactions with related third parties. The board of directors, upon approval of the Consulting Agreement, determined that the compensation terms were commensurate with compensation paid to unrelated third parties providing similar services in the market, and that execution of the Consulting Agreement was in the best interests of the Company.

     Certain of the officers and directors of the Company are engaged in other businesses, either individually or through partnerships and corporations in which they may have an interest, hold an office or serve on the boards of directors. Some of the directors of the Company have other business interests to which they devote a portion of their time. Certain conflicts of interest, therefore, may arise between the Company and its directors. Such conflicts can be resolved through the exercise by these individuals of judgment consistent with their respective fiduciary duties to the Company. The officers and directors of the Company intends to resolve such conflicts in the best interests of the Company. Moreover, the officers and directors will devote their time to the affairs of the Company as they deem necessary.

ITEM 8. DESCRIPTION OF SECURITIES

     The Company is authorized to issue 50,000,000 shares of $0.001 par value Common Stock.

     Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders of the Company. Except as may be required by law, holders of shares of Common Stock will not vote separately as a class, but will vote together with the holders of outstanding shares of other classes or capital stock. There is no right to cumulate votes for the election of directors. A majority of the issued and outstanding Common Stock constitutes a quorum at any meeting of stockholders and the vote by the holders of a majority of the outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or an amendment to the Articles of Incorporation.

     Holders of shares of Common Stock are entitled to receive dividends if, as and when, declared by the Board of Directors out of funds legally available therefore. Upon liquidation of the Company, holders of shares of Common Stock are entitled to share ratably in all assets of the Company remaining after payment of liabilities. Holders of shares of Common Stock have no conversion, redemption or preemptive rights. The outstanding shares of Common Stock are fully paid and nonassessable. The shares of Common Stock issued upon exercise of the stock option and payment therefore will be validly issued, fully paid and nonassessable.


PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The Company's Common Stock is traded only in the United States on the over-the-counter pink sheets ("OTC"), under the trading symbol, NTAH. As of the date of this Registration Statement, the Company's Common Stock has been delisted from the OTC until all comments from the Securities and Exchange Commission have been "cleared" by the Company pertaining to its Registration Statement. At such time, management of the Company anticipates that the Company's Common Stock will be listed on the OTC within four weeks from such date.

     The table set forth below presents the range, on a quarterly basis, of high and low closing sales prices per share of Common Stock as reported for the last two fiscal years. The quotations represent prices between dealers and do not include retail markup, markdown or commissions and may not necessarily represent actual transactions.

Common Stock

     -------------------------------------------------
     Quarter Ended               High            Low
     -------------------------------------------------

     Fiscal Year 1998
     ----------------
     March 31, 1998             $2.80            $1.40
     June 30, 1998               2.75             0.60
     September 30, 1998          1.20             0.42
     December 31, 1998           0.62             0.15

     Fiscal Year 1999
     ----------------
     March 31, 1999             $0.67            $0.35
     June 30, 1999               1.75             0.12
     September 30, 1999          1.06             0.50
     December 31, 1999           0.73             0.22

     Fiscal Year 2000
     ----------------
     March 31, 2000             $0.87            $0.25
     June 30, 2000               0.75             0.25
     September 30, 2000          0.75             0.23
     December 31, 2000           0.75             0.09

     The 21,939,611 shares of Common Stock outstanding as of the date of this Registration Statement are held by approximately 91 holders of record worldwide.

     The Board of Directors has never authorized or declared the payment of any dividends on the Company's Common Stock and does not anticipate the declaration or payment of cash dividends in the foreseeable future. The Company intends to retain future earnings, if any, to finance the development and expansion of its business. Future dividend policies will be subject to the discretion of the Board of Directors and will be contingent upon, among other things, future earnings, the Company's financial condition, capital requirements, general business conditions, level of debt, and other relevant factors.

Transfer Agent

     The transfer agent and registrar for the Common Stock is Alpha Tech Stock Transfer, 929 E. Spiers Lane, Draper, Utah 84020, telephone number (801) 571-5118.

ITEM 2. LEGAL PROCEEDINGS

     Management is not aware of any legal proceedings contemplated by any governmental authority or other party than those indicated below involving the Company or its properties. No director, officer or affiliate of the Company is
(i) a party adverse to the Company in any legal proceedings, or (ii) has an adverse interest to the Company in any legal proceedings. Management is not aware of any other legal proceedings pending or that have been threatened against the Company or its properties.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     Since the inception of the Company (September 15, 1986) to December 31, 1996, the Company had a former accountant. Since January 1, 1997 and to date, the Company's current principal independent accountants have not resigned or declined to stand for re-election or were dismissed. The Company's former principal independent accountant, Barry L. Friedman, declined to stand for re-election after the Company's formative years as his policy for providing accounting services did not extend to include the Company's growing scale of operations and transactions. Subsequently, management of the Company determined that the accounting firm of HJ & Associates, LLC be engaged to provide services. Such decision to change accountants was approved by the Board of Directors. During the Company's fiscal years and any subsequent interim period preceding the resignation of Mr. Friedman, there were no disagreements with Mr. Friedman, whether or not resolved, on any matter concerning accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Mr. Friedman, would have caused Mr. Friedman to make reference to the subject matter of the disagreements in his reports.

     Moreover, there have been no disagreements with the Company's current principal independent accountant which were not resolved on any matter concerning accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

     Neither the Company's current principal independent accountants nor its former principal independent accountant have provided an adverse opinion or disclaimer of opinion to the Company's financial statements, nor modified their respective opinion as to uncertainty, audit scope or accounting principles. However, the auditor's report to the financial statements for fiscal years ended December 31, 1998 and 1997 is qualified as to the Company's ability to continue as a going concern.

     The Company's principal independent accountant from September 15, 1986 to December 31, 1996 was Barry L. Friedman of 1582 Tulita Drive, Las Vegas, Nevada 89123. The Company's principal independent accountant from January 1, 1997 to the current date is HJ & Associates, LLC of 50 South Main Street, Suite 1450, Salt Lake City, Utah 84114.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     To provide capital, the Company has sold stock in private placement offerings or issued stock in exchange for debts of the Company or pursuant to contractual agreements as follows:

     o In September 1986, the Company completed an offering in which it raised $2,500 under Rule 504 of Regulation D pursuant to which it sold 25,000 shares of Common Stock at an average of $0.10 per share. The Company issued shares of Common Stock to three investors. The investors executed subscription agreements and acknowledged that the securities to be issued had not been registered under the 1933 Securities Act, that the investors understood the economic risk of an investment in the securities, and that the investors had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the acquisition of securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities. As of the date of this Registration Statement, the original issuance of the 25,000 shares of Common Stock has resulted in 400,000 shares of Common Stock issued and outstanding in accordance with the November 17, 1993 40:1 stock split, the July 29, 1994 2:1 stock split, and the May 24, 1999 1:5 reverse stock split.

     o On November 17, 1993, the Company completed an offering in which it raised $25,000 under Regulation S pursuant to which it sold 100,000 shares of Common Stock at $0.25 per share. The Company issued shares of Common Stock to one investor who was a non-resident of the United States. The stock certificate evidencing the shares of Common Stock was cancelled on June 29, 1994 and the Company returned the $25,000 to the investor.

     o    On December 20, 1994, the Company entered into an agreement with Jose
          F. Carcia whereby the Company issued 400,000 shares of its Common Stock to Jose F. Carcia in exchange for consideration in the amount of $10,000 and 12,000 shares of restricted common stock of Tera West Ventures, Inc., a company which trades its securities on the ITC Bulletin Board under the symbol of TWVI. The issuance of the Common Stock described herein was made in connection with a contractual arrangement not involving a public offering to a single investor, and is exempt from registration pursuant to Section 4(2) of the 1933 Securities Act. The certificate representing issuance of such shares of Common Stock to Jose F. Carcia has a legend that the shares of Common Stock cannot be resold without registration under the 1933 Securities Act or in compliance with an available exemption from registration. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities. As of the date of this Registration Statement, the original issuance of the 400,000 shares of Common Stock has resulted in 80,000 shares of Common Stock issued and outstanding in accordance with the May 24, 1999 1:5 reverse stock split.

     o On September 26, 1995, the Company completed an offering in which is raised $17,000 under Regulation S pursuant to which it sold 7,100,000 shares of Common Stock at $0.002 per share. The Company issued shares of Common Stock to three investors. All three investors were non-residents of the United States. The investors executed subscription agreements and acknowledged that the securities to be issued had not been registered under the 1933 Securities Act, that the investors understood the economic risks of an investment in the securities, and that the investors had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the acquisition of securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities. As of the date of this Registration Statement, the original issuance of the 7,100,000 shares of Common Stock has resulted in 1,420,000 shares of Common Stock issued and outstanding in accordance with the May 24, 1999 1:5 reverse stock split.

     o On September 15, 1996, the Company entered into two separate settlement agreements with two creditors whereby the Company agreed to issue to each creditor 100,000 shares of Common Stock at $0.10 per share pursuant to Section 4(2) of the 1933 Securities Act. Under the terms of the settlement agreements, the creditors respectively agreed to accept the 100,000 shares of Common Stock as payment for respective debts owed to such creditors. The Company issued 200,000 shares of Common Stock for payment of an aggregate debt of $20,000. The Company issued the shares in reliance upon the exemption from registration provided by Section 4(2) of the 1933 Securities Act. Both creditors represented to the Company that they acquired the shares for their own respective account and not with a view to distribution, and that the Company made available all material information concerning the Company. As of the date of this Registration Statement, the original issuance of the 200,000 shares of Common Stock has resulted in 40,000 shares of Common Stock issued and outstanding in accordance with the May 24, 1999 1:5 reverse stock split.

     o In November 1997, the Company completed an offering in which is raised $77,250 under Rule 504 of Regulation D pursuant to which it sold 7,725,000 shares of its Common Stock at $0.01 per share. The Company issued shares of Common Stock to 28 investors, of which 27 were non-residents of the United States and one was a resident of the United States. The investors executed subscription agreements and acknowledged that the securities to be issued had not been registered under the 1933 Securities Act, that the investors understood the economic risk of an investment in the securities, and that the investors had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the acquisition of securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities. As of the date of this Registration Statement, the original issuance of the 7,725,000 shares of Common Stock has resulted in 1,545,000 shares of Common Stock issued and outstanding in accordance with the May 24, 1999 1:5 reverse stock split.

     o In December 1998, the Company completed an offering in which it raised $520,910 under Rule 504 of Regulation D pursuant to which it sold 9,507,542 shares of Common Stock at $0.05 per share. The Company issued shares of Common Stock to 14 investors, of which 13 were non-residents of the United States and one was a resident of the United States. The investors executed subscription agreements and acknowledged that the securities to be issued had not been registered under the 1933 Securities Act, that the investors understood the economic risk of an investment in the securities, and that the investors had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the acquisition of securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities. As of the date of this Registration Statement, the original issuance of the 9,507,542 shares of Common Stock has resulted in 1,901,511 shares of Common Stock issued and outstanding in accordance with the May 24, 1999 1:5 reverse stock split.

     o In March 1999, the Company completed an offering in which it raised $200,000 under Regulation S pursuant to which it sold 20,000,000 shares of Common Stock at $0.01 per share. The Company issued shares of Common Stock to 10 investors, all of who were non-residents of the United States. The investors executed subscription agreements and acknowledged that the securities to be issued had not been registered under the 1933 Securities Act, that the investors understood the economic risk of an investment in the securities, and that the investors had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the acquisition of securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities. As of the date of this Registration Statement, the original issuance of the 20,000,000 shares of Common Stock has resulted in 4,000,000 shares of Common Stock issued and outstanding in accordance with the May 24, 1999 1:5 reverse stock split.

     o On March 29, 1999, the Company entered into two separate settlement agreements with creditors whereby the Company agreed to issue to each of the creditors 13,000,000 shares of Common Stock at an average of $0.038 per share. Each of the creditors is a non-resident of the United States. Under the terms of the respective settlement agreements, the creditors each agreed to accept the 13,000,000 shares of Common Stock as payment for the respective debts owed to such creditor. The Company issued the shares in reliance upon the exemption from registration provided by Regulation S of the 1933 Securities Act. The creditors each represented to the Company that they acquired the shares of their own respective account and not with a view to distribution, and that the Company made available all material information concerning the Company. As of the date of this Registration Statement, the original issuance of the 26,000,000 shares of Common Stock has resulted in 5,200,000 shares of Common Stock issued and outstanding in accordance with the May 24, 1999 1:5 reverse stock split.

     o On August 15, 1999, the Company completed an offering in which it raised $70,400 under Regulation S pursuant to which it sold 160,000 shares of Common Stock at $0.44 per share. The Company issued shares of Common Stock to one investor, who was a non-resident of the United States. The investor executed a subscription agreement and acknowledged that the securities to be issued has not been registered under the 1933 Securities Act, that the investor understood the economic risk of an investment in the securities, and that the investor had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the acquisition of securities. No underwriter was involved in the transaction and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

     o On September 7, 1999, the Company entered into (i) two separate settlement agreements with creditors whereby the Company agreed to issue 140,000 shares of Common Stock at $0.45 per share and 60,000 shares of Common Stock at $0.45 per share, respectively; and (ii) an agreement with a consultant whereby the Company agreed to issue 50,000 shares of Common Stock at $0.45 per share for the performance of services by the consultant. Under the terms of the respective settlement agreements and the agreement with the consultant, the creditors each agreed to accept such shares of Common Stock as payment for the respective debts owed to such creditor and the consultant agreed to accept such shares of Common Stock as payment for services to be rendered. The Company issued an aggregate of 250,000 shares of Common Stock as payment for a debt owed to the respective creditors and the debt owed to the consultant). The Company issued the shares to each of the creditors in reliance upon the exemption from registration provided by Section 4(2) of the 1933 Securities Act. The Company issued the shares to the consultant in reliance upon the exemption from registration provided by Regulation S of the 1933 Securities Act. Each of the creditors and the consultant, respectively, represented to the Company that they acquired the shares for their own respective account and not with a view to distribution, and that the Company made available all material information concerning the Company.

     o On December 9, 1999, the Company entered into nine separate settlement agreements with creditors whereby the Company agreed to issue an aggregate of 1,929,000 shares of Common Stock at $0.40 per share pursuant to Section 4(2) and Regulation S of the 1933 Securities Act. Under the terms of the respective settlement agreements, each creditor agreed to accept their respective shares of Common Stock as payment for the respective debt owed to such creditor. The Company issued an aggregate of 1,929,000 shares of Common Stock for payment of debt. Seven of the creditors are non-residents of the United States and two creditors are residents of the United States. The Company issued the shares in reliance upon the exemption from registration provided by Regulation S and Section 4(2) of the 1933 Securities Act. The creditors each represented to the Company that they acquired the shares for their own respective account and not with a view to distribution, and that the Company made available all material information concerning the Company.

     o On December 14, 1999, the president and director of the Company, Daniel Kesonen, exercised his option to purchase 400,000 shares of Common Stock at $0.40 per share pursuant to Section 4(2) of the 1933 Securities Act.

     o On December 31, 1999, the Company completed an offering in which it raised $200,000 under Rule 504 of Regulation D pursuant to which it sold 1,000,000 shares of Common Stock at $0.20 per share. The Company issued shares of Common Stock to one investor. The investor executed a subscription agreement and acknowledged that the securities to be issued has not been registered under the 1933 Securities Act, that the investor understood the economic risk of an investment in the securities, and that the investor had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the acquisition of securities. No underwriter was involved in the transaction and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

     o On July 3, 2000, the president and director of the Company, Daniel Kesonen, exercised his option to purchase 600,000 shares of Common Stock at $0.40 per share pursuant to Section 4(2) of the 1933 Securities Act.

     o On July 1, 2000, the Company entered into six separate settlement agreements with creditors whereby the Company agreed to issue an aggregate of 2,456,100 shares of Common Stock at $0.20 per share pursuant to Regulation S of the 1933 Securities Act. Under the terms of the respective settlement agreements, each creditor agreed to accept their respective shares of Common Stock as payment for the respective debt owed to such creditor. The Company issued an aggregate of 2,456,100 shares of Common Stock for payment of the debt. All of the six creditors are non-residents of the United States. The Company issued the shares in reliance upon the exemption from registration provided by Regulation S of the 1933 Securities Act. The creditors each represented to the Company that they acquired the shares for their own respective account and not with a view to distribution, and that the Company made available all material information concerning the Company.

     o During December 2000, the Company engaged in an offering in which it raised $110,000 under Regulation S pursuant to which it sold 550,000 units at $0.20 per unit (each unit consisted of one share of restricted Common Stock and two warrants exercisable for a two year period entitling the holder thereof to purchase one share of restricted Common Stock at $0.40). The Company issued shares of Common Stock to three investors, all of who were non-residents of the United States. The investors executed subscription agreements and acknowledged that the securities to be issued had not been registered under the 1933 Securities Act, that the investors understood the economic risk of an investment in the securities, and that the investors has the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the acquisition of the securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities. As of the date of this Registration Statement, the offering is ongoing.

     As of the date of this Registration Statement, the Company has 21,939,611 shares of its Common Stock issued and outstanding. Of the 21,939,611 of the Company's current outstanding shares of Common Stock, 10,534,511 shares are free trading. At such time, the holders may offer and sell these shares of Common Stock at such times and in such amounts as they may respectively determine in their sole discretion.

     The holders of free trading Common Stock in the capital of the Company may offer these shares of Common Stock through market transactions at prices prevailing in the OTC market or at negotiated prices which may be fixed or variable and which may differ substantially from OTC prices. The holders have not advised the Company that they anticipate paying any consideration, other than the usual and customary broker's commission, in connection with the sales of these free trading shares of Common Stock. The holders are acting independently of the Company making such decisions with respect to the timing, manner and size of each sale.

     Of the 21,939,611 of the Company's current outstanding shares of Common Stock, 11,405,100 shares are "restricted shares" as that term is defined in the Securities Act and the rules and regulations thereunder. To be eligible for sale in the public market, the holders must comply with Rule 144. In general, Rule 144 allows a person holding restricted shares for a period of at least one year to sell within any three month period that number of shares which does not exceed the greater of 1% of the Company's then outstanding shares or the average weekly trading volume of the shares during the four calendar weeks preceding such sale. Rule 144 also permits, under certain circumstances, sale of shares by a person who is not an affiliate of the Company and who has satisfied a two year holding period without any volume limitations, manner of sale provisions or current information requirements. As defined in Rule 144, an affiliate of an issuer is a person who, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such issuer, and generally includes members of the Board of Directors. Sales pursuant to Rule 144 or otherwise, if in sufficient volume, could have a depressive effect on the market price of the Company's securities. Moreover, the possibility of such sales may have a depressive effect on market prices.

     To date, no subsequent sales by shareholders holding restricted shares of Common Stock have been made.

ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 78.751 of Chapter 78 of the Nevada Revised Statutes contains provisions for indemnification of the officers and directors of the Company. The Bylaws require the Company to indemnify such persons to the full extent permitted by Nevada law. The Bylaws with certain exceptions, eliminate any personal liability of a director to the Company or its shareholders for monetary damages to the Company or its shareholders for gross negligence or lack of care in carrying out the director's fiduciary duties as such. Nevada law permits such indemnification if a director or officer acts in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company. A director or officer must be indemnified as to any matter in which he successfully defends himself.

     The officers and directors of the Company are accountable to the shareholders of the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs.

     A shareholder may be able to institute legal action on behalf of himself and all other similarly situated shareholders to recover damages where the Company has failed or refused to observe the law. Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company due to a breach of a fiduciary duty by an officer or director of the Company in connection with such sale or purchase including, but not limited to, the misapplication by any such officer or director of the proceeds from the sale of any securities, may be able to recover such losses from the Company.

     The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law, since provisions have been made in the Articles of Incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising out of their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws. In the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act of 1933 is contrary to public policy and, therefore, unenforceable.

     The Company may also purchase and maintain insurance on behalf of directors and officers insuring against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not the Company would have the power to indemnify such person.

     The Company will not acquire assets from its current management or any entity in which such management has a five percent (5%) or greater equity interest unless the Company has first received an independent opinion as to the fairness of the terms of the acquisition. In negotiating the terms of the acquisition of the assets, management may be influenced by the possibility of future personal benefit from unrelated business dealings with such persons or entities. Management believes that any such conflict will be resolved in favor of the Company and its shareholders. The officers and directors are required to exercise good faith and integrity in handling the Company's affairs. Management of the Company has agreed to abide by this fiduciary duty.

ITEM 6. FINANCIAL STATEMENTS

     Reference is made to Part III, Item 1 and 2 - Index to and Description of Exhibits for a list of all financial statements filed as part of this Registration Statement on Form 10-SB.

PART III

Item 1 & 2.  Index to and Description of Exhibits.

     (a) The following Financial Statements are filed as a part of this Registration Statement:

     1.   Independent Auditors' Report dated May 22, 2000.
     2.   Balance Sheets for fiscal year ended December 31, 1999.
     3. Statements of Operation for fiscal years ended December 31, 1999 and December 31, 1998, and from inception (September 15, 1986) to December 31, 1999.
     4. Statements of Cash Flow for fiscal years ended December 31, 1999 and December 31, 1998, and from inception (September 15, 1986) to December 31, 1999.
     5. Statements of Stockholders' Equity (Deficit) for year from inception (September 15, 1986) to December 31, 1999.
     6.   Notes to Financial Statements.
     7.   Balance Sheets for September 30, 2000 and December 31, 1999.
     8. Statements of Operation for nine-months ended September 30, 2000 and September 30, 1999, and from inception (September 15, 1986) through September 30, 2000.
     9. Statements of Cash Flow for nine-months ended September 30, 2000 and September 30, 1999, and from inception (September 15, 1986) through September 30, 2000.
     10. Statements of Stockholders' Equity (Deficit) for year from inception (September 15, 1986) to September 30, 2000.
     11.  Notes to Financial Statements.

     (b) The following Exhibits are filed as part of this Registration
Statement:

--------------------------------------------------------------------------------
Exhibit     Description
No.
--------------------------------------------------------------------------------
2           Not applicable.

3.1 Articles of Incorporation and amendment thereto for the Company By-laws of the Company

4           Not Applicable

9           Not Applicable

10.1 Agreement between the Company and Petroleum Asset Management Corporation dated June 4, 1998.

10.2 Letter Agreement between the Company and Cybersensor.Com, Inc. dated December 31, 1999.

10.3        Letter Agreement between the Company and Cybersensor. Com, Inc.
            dated September 14, 2000.

10.4        Consulting Agreement between the Company and RLK dated January 1,
            1999.

10.5 Revolving Credit Loan Agreement between the Company and Daniel Kesonen dated January 2, 2001.

10.6        Non-Qualified Stock Option Plan dated March 1, 1999.

11          Not Applicable

16 Letter from Barry L. Friedman, P.C. on Change in Certifying Accountant dated January 8, 2001.

21          Not Applicable

24          Not Applicable
--------------------------------------------------------------------------------

                      NEVTAH CAPITAL MANAGEMENT CORPORATION
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                           December 31, 1999 and 1998



                                 C O N T E N T S



Independent Auditors' Report                                             F-2

Balance Sheet                                                            F-3

Statements of Operations                                                 F-4

Statements of Stockholders' Equity (Deficit)                             F-5

Statements of Cash Flows                                                 F-7

Notes to the Financial Statements                                        F-8

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
Nevtah Capital Management Corporation
(A Development Stage Company)
Palm Beach Gardens, Florida


We have audited the accompanying balance sheet of Nevtah Capital Management Corporation (a development stage company) as of December 31, 1999 and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements for the period from inception on September 15, 1986 through December 31, 1996 were audited by other auditors whose report dated January 21, 1997 expressed an unqualified opinion on these statements. The financial statements for the period September 15, 1986 (inception) through December 31, 1999 includes stockholders equity (deficit) and deficit accumulated during the development stage of ($396,382) and $3,789,142, respectively. Our opinion on the statements of operations, stockholders' equity (deficit) and cash flows for the period September 15, 1986 (inception) through December 31, 1999, insofar as it relates to amounts for prior periods through December 31, 1996, is based solely on the report of other audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nevtah Capital Management Corporation (a development stage company), as of December 31, 1999 and the results of its operations and cash flows for the years ended December 31, 1999 and 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue which raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/S/ HJ & Associates, LLC
------------------------
HJ & Associates, LLC
Salt Lake City, Utah
May 22, 2000

                      NEVTAH CAPITAL MANAGEMENT CORPORATION
                          (A Development Stage Company)
                                  Balance Sheet


                                     ASSETS
                                     ------
                                                                    December 31,
                                                                       1999
                                                                    -----------
CURRENT ASSETS

   Cash                                                             $      --
                                                                    -----------

     Total Current Assets                                                  --
                                                                    -----------

OTHER ASSETS

   Investments (Note 5)                                                 154,374
                                                                    -----------

     Total Other Assets                                                 154,374
                                                                    -----------

     TOTAL ASSETS                                                   $   154,374
                                                                    ===========



                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


CURRENT LIABILITIES

   Notes payable - related parties (Note 6)                         $   451,070
   Accounts payable                                                      11,443
   Accrued liabilities                                                   11,340
                                                                    -----------

     Total Current Liabilities                                          473,853
                                                                    -----------

STOCKHOLDERS' EQUITY (DEFICIT)

   Common stock:  $0.001 par value, authorized 50,000,000 shares;
     18,333,511 shares issued and outstanding                            18,333
   Additional paid-in capital                                         3,374,427
   Deficit accumulated during the development stage                  (3,712,239)
                                                                    -----------

     Total Stockholders' Equity (Deficit)                              (319,479)
                                                                    -----------

     TOTAL LIABILITIES AND STOCKHOLDERS'
      EQUITY (DEFICIT)                                              $   154,374
                                                                    ===========


              The accompanying notes are an integral part of these
                             financial statements.


                        NEVTAH CAPITAL MANAGEMENT CORPORATION
                            (A Development Stage Company)
                              Statements of Operations

                                                                           From
                                                                        Inception on
                                           For the Years Ended          September 15,
                                                December 31,            1986 Through
                                        ----------------------------    December 31,
                                            1999            1998            1999
                                        ------------    ------------    ------------
REVENUE                                 $       --      $       --      $       --
                                        ------------    ------------    ------------

EXPENSES

   General and administrative                607,804         218,610       1,348,267
   Interest expense                           66,686          93,903         208,746
                                        ------------    ------------    ------------

     Total Expenses                          674,490         312,513       1,557,013
                                        ------------    ------------    ------------

LOSS FROM OPERATIONS                        (674,490)       (312,513)     (1,557,013)
                                        ------------    ------------    ------------

OTHER EXPENSES

   Loss on equity investment (Note 5)       (962,180)           --          (962,180)
   Loss on asset valuation (Note 7)             --          (430,750)     (1,193,046)
                                        ------------    ------------    ------------

     Total Other Expenses                   (962,180)       (430,750)     (2,155,226)
                                        ------------    ------------    ------------

NET LOSS                                $ (1,636,670)   $   (743,263)   $ (3,712,239)
                                        ============    ============    ============

BASIC LOSS PER SHARE                    $      (0.10)   $      (0.04)
                                        ============    ============

BASIC WEIGHTED AVERAGE OF
 SHARES OUTSTANDING                       16,934,630       4,188,934
                                        ============    ============


                The accompanying notes are an integral part of these
                               financial statements.

                                        F-4

                          NEVTAH CAPITAL MANAGEMENT CORPORATION
                              (A Development Stage Company)
                      Statements of Stockholders' Equity (Deficit)

                                                                                Deficit
                                                                              Accumulated
                                       Common Stock             Additional    During the
                                 --------------------------      Paid-in      Development
                                    Shares         Amount        Capital         Stage
                                 -----------    -----------    -----------    -----------
Balance, September 15, 1986             --      $      --      $      --      $      --

Common stock issued for
 cash at an average of $0.06
 per share                           428,000            428         27,072

Net loss from inception on
 September 15, 1986 through
 December 31, 1993                      --             --             --           (3,266)
                                 -----------    -----------    -----------    -----------

Balance, December 31, 1993           428,000            428         27,072         (3,266)

Common stock canceled for
 cash at $1.25 per share             (20,000)           (20)       (24,980)          --

Common stock issued for
 cash and marketable
 securities at $3.01 per share        80,000             80        240,920           --

Net loss for the year ended
 December 31, 1994                      --             --             --             (834)
                                 -----------    -----------    -----------    -----------

Balance, December 31, 1994           488,000            488        243,012         (4,100)

Common stock issued for
 cash at $0.012 per share          1,420,000          1,420         15,580           --

Net loss for the year ended
 December 31, 1995                      --             --             --          (13,400)
                                 -----------    -----------    -----------    -----------

Balance, December 31, 1995         1,908,000          1,908        258,592        (17,500)

Common stock issued for
 services at $0.10 per share          40,000             40         19,960           --

Net loss for the year ended
 December 31, 1996                      --             --             --         (295,723)
                                 -----------    -----------    -----------    -----------

Balance, December 31, 1996         1,948,000    $     1,948    $   278,552    $  (313,223)
                                 -----------    -----------    -----------    -----------

Common stock issued for
 cash at an average of
 $0.05 per share                   1,545,000          1,545         75,705           --

Net loss for the year ended
 December 31, 1997                      --             --             --       (1,019,083)
                                 -----------    -----------    -----------    -----------

Balance, December 31, 1997         3,493,000          3,493        354,257     (1,332,306)

Common stock issued for
 cash at an average of
 $0.27 per share                   1,901,511          1,901        519,009           --

Net loss for the year ended
 December 31, 1998                      --             --             --         (743,263)
                                 -----------    -----------    -----------    -----------

Balance, December 31, 1998         5,394,511          5,394        873,266     (2,075,569)


Table continues on following page.

                                          F-5



                          NEVTAH CAPITAL MANAGEMENT CORPORATION
                              (A Development Stage Company)
                 Statements of Stockholders' Equity (Deficit)(Continued)

                                                                                Deficit
                                                                              Accumulated
                                       Common Stock             Additional    During the
                                 --------------------------      Paid-in      Development
                                    Shares         Amount        Capital         Stage
                                 -----------    -----------    -----------    -----------

Balance, December 31, 1998         5,394,511          5,394        873,266     (2,075,569)

Common stock issued for
 cash at $0.05 per share           4,000,000          4,000        196,000           --

Restricted stock issued for
 debt at $0.192 per share          5,200,000          5,200        994,800           --

Restricted stock issued for
 debt at $0.44 per share             160,000            160         69,840           --

Restricted stock issued for
 debt at $0.45 per share             250,000            250        112,250           --

Restricted stock issued for
 debt at $0.40 per share           1,929,000          1,929        769,671           --
                                 -----------    -----------    -----------    -----------

Balance forward                   16,933,511    $    16,933    $ 3,015,827    $(2,075,569)
                                 -----------    -----------    -----------    -----------

Common stock issued for
 services at $0.40 per share         400,000            400        159,600           --

Common stock issued for
 cash at $0.20 per share           1,000,000          1,000        199,000           --

Net loss for the year ended
 December 31, 1999                      --             --             --       (1,636,670)
                                 -----------    -----------    -----------    -----------

Balance, December 31, 1999        18,333,511    $    18,333    $ 3,374,427    $(3,712,239)
                                 ===========    ===========    ===========    ===========


                    The accompanying notes are an integral part of these
                                   financial statements.

                                      F-6

                          NEVTAH CAPITAL MANAGEMENT CORPORATION
                              (A Development Stage Company)
                                Statements of Cash Flows

                                                                                    From
                                                                                 Inception on
                                                      For the Years Ended        September 15,
                                                          December 31,           1986 Through
                                                   --------------------------    December 31,
                                                      1999           1998           1999
                                                   -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                        $(1,636,670)   $  (743,263)   $(3,712,239)
   Adjustment to reconcile net loss to net
    cash used by operating activities:
     Issuance of common stock for services             160,000           --          180,000
     Allowance for investments                         962,180           --          962,180
   Changes in operating assets and liabilities:
     Increase (decrease) in accounts payable            (1,303)        53,195        103,110
     Increase in accrued liabilities                     9,681         73,080         85,529
                                                   -----------    -----------    -----------

       Net Cash  Used In Operating Activities         (506,112)      (616,988)    (2,381,420)
                                                   -----------    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES

   Cash paid for investments                            (1,554)          --           (1,554)
   Note receivable - related party                        --         (415,000)      (415,000)
                                                   -----------    -----------    -----------

       Net Cash Used in Investing Activities            (1,554)      (415,000)      (416,554)
                                                   -----------    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES

   Issuance of common stock for cash                   400,000        520,910      1,258,660
   Borrowings from related parties                     107,666        650,823      1,679,059
   Repayment to related parties                           --         (139,745)      (139,745)
                                                   -----------    -----------    -----------

       Net Cash Provided by Financing Activities       507,666      1,031,988      2,797,974
                                                   -----------    -----------    -----------

NET INCREASE (DECREASE) IN CASH                           --             --             --

CASH, BEGINNING OF PERIOD                                 --             --             --
                                                   -----------    -----------    -----------

CASH, END OF PERIOD                                $      --      $      --      $      --
                                                   ===========    ===========    ===========

NON-CASH FINANCING ACTIVITIES

   Increase in investments                         $ 1,115,000    $      --      $      --
   Common stock issued for debt                    $ 1,088,243    $      --      $      --
   Common stock issued for accounts payable        $    91,667    $      --      $      --
   Common stock issued for interest                $    74,190    $      --      $      --
   Common stock issued for services                $   160,000    $      --      $      --

CASH PAID FOR:

   Interest                                        $      --      $      --      $      --
   Income taxes                                    $      --      $      --      $      --


                  The accompanying notes are an integral part of these
                                 financial statements.

                                          F-7

                      NEVTAH CAPITAL MANAGEMENT CORPORATION
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1999


NOTE 1 - ORGANIZATION AND HISTORY

     The Company was organized September 15, 1986, under the laws of the State of Nevada. The purpose of the Company is to perform any lawful activity permitted by the State of Nevada. The Company has never been able to commence any operations and in accordance with SFAS #7, is considered a development stage company.

     On August 14, 1993, the Company amended its Articles of Incorporation changing the par value of the common stock from $1.00 per share to $0.001 per share, and increasing the authorized shares from 25,000 shares to 50,000,000 shares.

     On November 17, 1993, the Company authorized a forward stock split on the basis of 40:1, increasing the outstanding shares of common stock to 1,000,000 shares.

     On November 17, 1993, the Company sold 20,000 shares of common stock for $25,000. On June 29, 1994, these shares were canceled and the $25,000 was returned to the investor.

     On July 29, 1994, the Company approved a 2-for-1 forward stock split increasing the outstanding shares of common stock from 1,000,000 to 2,000,000 shares.

     On December 20, 1994, the Company issued 80,000 shares of its common stock for $10,000 in cash and 12,000 restricted shares of Tera West Ventures, Inc. On December 20, 1994, the stock was $5.50 bid $6.50 asking . Because of the restriction, the stock was valued at the bid price of $5.50 times 60,000 shares less a 30% discount or $231,000.

     On September 26, 1995, the Company sold 1,420,000 shares of common stock for $17,000.

     On September 15, 1996, the Company issued 40,000 common shares of stock for $20,000 for services.

     During 1997, the Company sold 1,545,000 shares of common stock for cash of $17,000.

     During 1998, the Company sold 1,901,511 shares of common stock for cash of $520,910.

     On March 25, 1999, the Company sold 4,000,000 shares of common stock for $200,000.

     On March 29, 1999, the Company issued 5,200,000 shares of common stock for debt of $1,000,000.

     On May 24, 1999, the Company approved a 1 for 5 reverse stock split.

                      NEVTAH CAPITAL MANAGEMENT CORPORATION
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1999


NOTE 1 - ORGANIZATION AND HISTORY (Continued)

     On August 15, 1999, the Company issued 160,000 shares of common stock for debt of $70,000.

     On September 7, 1999, the Company issued 250,000 shares of common stock for debt of $112,500.

     On December 9, 1999, the Company issued 1,929,000 shares of common stock for debt of $771,600.

     On December 9, 1999, the Company issued 400,000 shares of common stock for services of $160,000.

     On December 31, 1999, the Company sold 1,000,000 shares of common stock for cash of $200,000.

     The stock splits are reflected in the accompanying financial statements on a retroactive basis.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND PROCEDURES

     The Company has no operations to date and its accounting policies and procedures have not been determined, except as follows:

     Accounting Method
     -----------------

     The Company uses the accrual method of accounting.

     Basic Loss Per Share
     --------------------

     Basic loss per share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

     Income Taxes
     ------------

     As of December 31, 1999, the Company had a net operating loss carryforward for federal income tax purposes of approximately $3,700,000 that may be used in future years to offset taxable income through 2019.The tax benefit of the cumulative carryforwards has been offset by a valuation allowance of the same amount.

     Cash and Cash Equivalents
     -------------------------

     For purposes of financial statement presentation, the Company considers all highly liquid investments with a maturity of three months or less, from the date of purchase to be cash equivalents.

                      NEVTAH CAPITAL MANAGEMENT CORPORATION
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1999


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND PROCEDURES (Continued)

     Use of Estimates
     ----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - WARRANTS AND OPTIONS

     The Company has outstanding options of 1,040,000 shares of common stock at $0.40 per share, that have not been exercised. The options do not expire until 2019.

     There are no warrants outstanding to acquire any additional shares of common stock of the Company.

NOTE 4 - GOING CONCERN

     As of the date of this audit report, the Company is experiencing a severe liquidity problem. Management of the Company believes that the Company will require approximately $600,000 to $1,000,000 of additional financing to cover its operational expenses for the next twelve months. The Company's business operations have been designed to generally focus on the marketing of the Cybersensor Technology and its investment in PAMCO and Cybersensor. If PAMCO and Cybersensor do not proceed in the form and manner anticipated by management of the Company and if sales of the Cybersensor Technology are not successful in either Canada or Europe, substantial additional financing may be need to fund further marketing efforts and operational processes. The Company may not have sufficient funds to cover such expenses and, therefore advances or additional offerings of debt or equity instruments. However, there can be no assurance that the Company will be successful in raising additional capital. A certain principal of the Company has entered into a contractual loan arrangement with the Company to provide the capital necessary to continue the existence and business operations of the Company in the event the Company is unable to obtain such financing.

NOTE 5 - INVESTMENTS

     The Company is accounting for its investment in Petroleum Asset Management Company (PAMCO), a 26.09% owned affiliate, by the equity method of accounting under which the Company share of the net loss of the affiliate is recognized as a loss in the Company's income statement and subtracted from the investment account, and dividends received from the affiliate are treated as a reduction of the investment account.

                            NEVTAH CAPITAL MANAGEMENT
                                   CORPORATION
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1999


NOTE 5 - INVESTMENTS (Continued)

     The fiscal year of the affiliate ends on January 31 and the Company consistently follows the practice of recognizing the net loss of the affiliate on that basis. Therefore, the net loss of the affiliate which is reported in the Company's income statement is for the affiliates year which ended on January 31, 2000.

     Condensed financial information of PAMCO as of and for the year ended January 31, 2000 is as follows:

                           CONSOLIDATED BALANCE SHEET

                                     ASSETS
                                     ------

CURRENT ASSETS

   Cash                                                             $    15,643
   Note receivable - Related party                                      458,189
   Prepaid Expenses                                                      10,738
                                                                    -----------

     Total Current Assets                                               484,570
                                                                    -----------

PROPERTY & EQUIPMENT, NET                                                80,157
                                                                    -----------

OTHER ASSETS                                                             38,658
                                                                    -----------

       TOTAL ASSETS                                                 $   603,385
                                                                    ===========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------


CURRENT LIABILITIES

   Accounts payable                                                 $     9,000
   Accrued liabilities                                                    2,687
                                                                    -----------

     Total Current Liabilities                                           11,687
                                                                    -----------

STOCKHOLDERS' EQUITY

   Common stock: No par value,
     743,265 shares issued and outstanding                            2,421,835
   Deficit accumulated during the development stage                  (1,830,137)
                                                                    -----------

     Total Stockholders' Equity                                         591,698
                                                                    -----------

     TOTAL LIABILITIES AND STOCKHOLDERS'
      EQUITY                                                        $   603,385
                                                                    ===========

                      NEVTAH CAPITAL MANAGEMENT CORPORATION
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                December 31, 1999


NOTE 5 - INVESTMENTS (Continued)

                      CONSOLIDATED STATEMENT OF OPERATIONS

     Sales                                                       $  15,691
     General and administrative expenses                          (885,794)
     Other expenses                                                (12,049)
                                                                 ---------
     Net loss                                                    $(882,152)
                                                                 =========


     The Company's original investment in PAMCO was $1,115,000. The percentage that the Company has of PAMCO's total equity is $154,374.

     On December 6, 1999, the Company purchased 1,551,064 shares of Cybersensor.com, Inc. for $1,554. This investment is 25.64% of Cybersensor.com, Inc. This investment is not accounted for as an equity investment due to the fact the Cybersensor.com, Inc. has issued more common stock after the audit date to make the Company's investment in Cybersensor.com less that 20%. Cybersensor.com, Inc. has not established a source of income and have a retained deficit of $362,034, the Company's investment is valued at $-0-.

NOTE 6 - NOTES PAYABLE - RELATED PARTIES

     As of December 31, 1999, the Company had notes payable due to related parties of $451,070. These notes are unsecured and bear interest at the rate of 8% per annum. This amount, along with the accrued interest, is due on demand until paid in full and/or converted into shares of the Company.

NOTE 7 - LOSS ON ASSET VALUATION

     During the year ended December 31, 1998, the Company made advances to various companies which management later determined had no value. Accordingly, a loss on asset valuation of $430,750 has been recorded.

                      NEVTAH CAPITAL MANAGEMENT CORPORATION
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                    September 30, 2000 and December 31, 1999

                      NEVTAH CAPITAL MANAGEMENT CORPORATION
                          (A Development Stage Company)
                                 Balance Sheets


                                     ASSETS

                                                    September 30,  December 31,
                                                         2000          1999
                                                     -----------    -----------
                                                     (Unaudited)
CURRENT ASSETS

   Cash                                              $      --      $      --
                                                     -----------    -----------

     Total Current Assets                                   --             --
                                                     -----------    -----------

OTHER ASSETS

   Investments (Note 5)                                   26,674        154,374
                                                     -----------    -----------

     Total Other Assets                                   26,674        154,374
                                                     -----------    -----------

     TOTAL ASSETS                                    $    26,674    $   154,374
                                                     ===========    ===========


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------

CURRENT LIABILITIES

   Notes payable - related parties (Note 6)          $   146,899    $   451,070
   Accounts payable                                        2,949         11,443
   Accrued liabilities                                       460         11,340
                                                     -----------    -----------

     Total Current Liabilities                           150,308        473,853
                                                     -----------    -----------

STOCKHOLDERS' EQUITY (DEFICIT)

   Common stock:  $0.001 par value, authorized
    50,000,000 shares; 21,389,611 and 18,333,511
    shares issued and outstanding, respectively           21,390         18,333
   Additional paid-in capital                          4,102,590      3,374,427
   Deficit accumulated during the development stage   (4,247,614)    (3,712,239)
                                                     -----------    -----------

     Total Stockholders' Equity (Deficit)               (123,634)      (319,479)
                                                     -----------    -----------

     TOTAL LIABILITIES AND STOCKHOLDERS'
      EQUITY (DEFICIT)                               $    26,674    $   154,374
                                                     ===========    ===========


              The accompanying notes are an integral part of these
                              financial statements.



                                    NEVTAH CAPITAL MANAGEMENT CORPORATION
                                         (A Development Stage Company)
                                           Statements of Operations
                                                 (Unaudited)


                                                                                                             From
                                                                                                        Inception on
                                         For the Three Months Ended      For the Nine Months Ended      September 15,
                                                September 30,                  September 30,            1986 Through
                                        ----------------------------    ----------------------------    September 30,
                                            2000            1999            2000            1999            2000
                                        ------------    ------------    ------------    ------------    ------------

REVENUE                                 $       --      $       --      $       --      $       --      $       --
                                        ------------    ------------    ------------    ------------    ------------

EXPENSES

   General and administrative                126,449         118,762         385,615         438,481       1,733,882
   Interest expense                              451           7,403          22,060          42,490         230,806
                                        ------------    ------------    ------------    ------------    ------------

     Total Expenses                          126,900         126,165         407,675         480,971       1,964,688
                                        ------------    ------------    ------------    ------------    ------------

LOSS FROM OPERATIONS                        (126,900)       (126,165)       (407,675)       (480,971)     (1,964,688)
                                        ------------    ------------    ------------    ------------    ------------

OTHER EXPENSES

   Loss on equity investment (Note 5)        (41,808)           --          (127,700)           --        (1,089,880)
   Loss on asset valuation                      --              --              --              --        (1,193,046)
                                        ------------    ------------    ------------    ------------    ------------

     Total Other Expenses                    (41,808)           --          (127,700)           --        (2,282,926)
                                        ------------    ------------    ------------    ------------    ------------

NET LOSS                                $   (168,708)   $   (126,165)   $   (535,375)   $   (480,971)   $ (4,247,614)
                                        ============    ============    ============    ============    ============

BASIC LOSS PER SHARE                    $      (0.01)   $      (0.01)   $      (0.03)   $      (0.03)
                                        ============    ============    ============    ============

BASIC WEIGHTED AVERAGE OF
 SHARES OUTSTANDING                       19,326,186      14,613,742      19,326,186      14,613,742
                                        ============    ============    ============    ============


                             The accompanying notes are an integral part of these
                                            financial statements.

                                                     F-15

                          NEVTAH CAPITAL MANAGEMENT CORPORATION
                              (A Development Stage Company)
                      Statements of Stockholders' Equity (Deficit)

                                                                                Deficit
                                                                              Accumulated
                                       Common Stock             Additional    During the
                                 --------------------------      Paid-in      Development
                                    Shares         Amount        Capital         Stage
                                 -----------    -----------    -----------    -----------
Balance, September 15, 1986             --      $      --      $      --      $      --

Common stock issued for
 cash at an average of $0.06
 per share                           428,000            428         27,072

Net loss from inception on
 September 15, 1986 through
 December 31, 1993                      --             --             --           (3,266)
                                 -----------    -----------    -----------    -----------

Balance, December 31, 1993           428,000            428         27,072         (3,266)

Common stock canceled for
 cash at $1.25 per share             (20,000)           (20)       (24,980)          --

Common stock issued for
 cash and marketable
 securities at $3.01 per share        80,000             80        240,920           --

Net loss for the year ended
 December 31, 1994                      --             --             --             (834)
                                 -----------    -----------    -----------    -----------

Balance, December 31, 1994           488,000            488        243,012         (4,100)

Common stock issued for
 cash at $0.012 per share          1,420,000          1,420         15,580           --

Net loss for the year ended
 December 31, 1995                      --             --             --          (13,400)
                                 -----------    -----------    -----------    -----------

Balance, December 31, 1995         1,908,000          1,908        258,592        (17,500)

Common stock issued for
 services at $0.10 per share          40,000             40         19,960           --

Net loss for the year ended
 December 31, 1996                      --             --             --         (295,723)
                                 -----------    -----------    -----------    -----------

Balance, December 31, 1996         1,948,000    $     1,948    $   278,552    $  (313,223)
                                 -----------    -----------    -----------    -----------
Common stock issued for
 cash at an average of
 $0.05 per share                   1,545,000          1,545         75,705           --

Net loss for the year ended
 December 31, 1997                      --             --             --       (1,019,083)
                                 -----------    -----------    -----------    -----------

Balance, December 31, 1997         3,493,000          3,493        354,257     (1,332,306)

Common stock issued for
 cash at an average of
 $0.27 per share                   1,901,511          1,901        519,009           --

Net loss for the year ended
 December 31, 1998                      --             --             --         (743,263)
                                 -----------    -----------    -----------    -----------

Balance, December 31, 1998         5,394,511          5,394        873,266     (2,075,569)


Table continues on following page.

                                          F-16

                          NEVTAH CAPITAL MANAGEMENT CORPORATION
                              (A Development Stage Company)
                 Statements of Stockholders' Equity (Deficit)(Continued)

                                                                                Deficit
                                                                              Accumulated
                                       Common Stock             Additional    During the
                                 --------------------------      Paid-in      Development
                                    Shares         Amount        Capital         Stage
                                 -----------    -----------    -----------    -----------

Balance, December 31, 1998         5,394,511          5,394        873,266     (2,075,569)

Common stock issued for
 cash at $0.05 per share           4,000,000          4,000        196,000           --

Restricted stock issued for
 debt at $0.192 per share          5,200,000          5,200        994,800           --

Restricted stock issued for
 debt at $0.44 per share             160,000            160         69,840           --

Restricted stock issued for
 debt at $0.45 per share             250,000            250        112,250           --

Restricted stock issued for
 debt at $0.40 per share           1,929,000          1,929        769,671           --
                                 -----------    -----------    -----------    -----------

Balance forward                   16,933,511    $    16,933    $ 3,015,827    $(2,075,569)
                                 -----------    -----------    -----------    -----------
Common stock issued for
 services at $0.40 per share         400,000            400        159,600           --

Common stock issued for
 cash at $0.20 per share           1,000,000          1,000        199,000           --

Net loss for the year ended
 December 31, 1999                      --             --             --       (1,636,670)
                                 -----------    -----------    -----------    -----------

Balance, December 31, 1999        18,333,511         18,333      3,374,427     (3,712,239)

Common stock issued for
 services at $0.40 per
 share (unaudited)                    600,00            600        239,400           --

Common stock issued for
 debt at $0.20 per
 share (unaudited)                 2,456,100          2,456        488,764           --

Net loss for the nine months
 ended September 30, 2000
 (unaudited)                            --             --             --         (535,375)
                                 -----------    -----------    -----------    -----------
Balance, September 30, 2000
 (unaudited)                      21,389,611    $    21,389    $ 4,102,590    $(4,247,614)
                                 ===========    ===========    ===========    ===========


                    The accompanying notes are an integral part of these
                                   financial statements.

                                          F-17

                                       NEVTAH CAPITAL MANAGEMENT CORPORATION
                                            (A Development Stage Company)
                                               Statements of Cash Flows
                                                      (Unaudited)

                                                                                                                  From
                                                                                                              Inception on
                                                   For the Three Months Ended     For the Nine Months Ended   September 15,
                                                          September 30,                 September 30,         1986 Through
                                                   --------------------------    --------------------------   September 30,
                                                      2000            1999           2000           1999          2000
                                                   -----------    -----------    -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                           $  (168,708)   $  (126,165)   $  (535,375)   $  (480,971)   $(4,247,614)
   Adjustment to reconcile net loss to net
    cash used by operating activities:
     Issuance of common stock for services             240,000           --          240,000           --          420,000
     Allowance for investments                          41,808           --          127,700           --        1,089,880
   Changes in operating assets and liabilities:
     Increase (decrease) in accounts payable            16,190        108,158         (8,494)        19,491         94,616
     Increase (decrease) in accrued liabilities         11,221        (19,124)        10,389        (33,358)        95,918
     Increase (decrease) in stock
        subscription advance                              --         (161,752)          --         (200,000)          --
                                                   -----------    -----------    -----------    -----------    -----------

Net Cash  Used In Operating Activities                  85,689       (198,883)      (165,780)      (694,838)    (2,547,200)
                                                   -----------    -----------    -----------    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES

   Cash paid for investments                              --             --             --
                                                                                                       --           (1,554)
   Note receivable - related party                        --         (600,000)          --
                                                   -----------    -----------    -----------    -----------    -----------

       Net Cash Used in Investing Activities              --         (600,000)          --         (600,000)      (416,554)
                                                   -----------    -----------    -----------    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES

   Issuance of common stock for cash                      --        1,382,500           --        1,382,500      1,258,660
   Borrowings from related parties                     129,238        416,383        380,707        912,338      2,059,766
   Repayment to related parties                       (214,927)    (1,000,000)      (214,927)    (1,000,000)      (354,672)
                                                   -----------    -----------    -----------    -----------    -----------

       Net Cash Provided by Financing Activities       (85,689)       798,883        165,780      1,294,838      2,963,754
                                                   -----------    -----------    -----------    -----------    -----------

NET INCREASE (DECREASE) IN CASH                           --             --             --             --             --
CASH, BEGINNING OF PERIOD                                 --             --             --             --             --
                                                   -----------    -----------    -----------    -----------    -----------

CASH, END OF PERIOD                                $      --      $      --      $      --      $      --      $      --
                                                   ===========    ===========    ===========    ===========    ===========

NON-CASH FINANCING ACTIVITIES

   Increase in investments                         $      --      $      --      $      --      $      --      $ 1,115,000
   Common stock issued for debt                    $   469,952    $      --      $   469,952    $ 1,047,794    $ 1,558,195
   Common stock issued for accounts payable        $      --      $      --      $      --      $    91,667    $    91,667
   Common stock issued for interest                $    21,268    $      --      $    21,268    $    60,337    $    95,458
   Common stock issued for services                $   240,000    $      --      $   240,000    $      --      $   420,000

CASH PAID FOR:

   Interest                                        $      --      $      --      $      --      $      --      $      --
   Income taxes                                    $      --      $      --      $      --      $      --      $      --


                                The accompanying notes are an integral part of these
                                                financial statements.

                                                         F-18

                      NEVTAH CAPITAL MANAGEMENT CORPORATION
                          (A Development Stage Company)
                        Notes to the Financial Statements
                               September 30, 2000


NOTE 1 - ORGANIZATION AND HISTORY

     The Company was organized September 15, 1986, under the laws of the State of Nevada. The purpose of the Company is to perform any lawful activity permitted by the State of Nevada. The Company has never been able to commence any operations and in accordance with SFAS #7, is considered a development stage company.

     On August 14, 1993, the Company amended its Articles of Incorporation changing the par value of the common stock from $1.00 per share to $0.001 per share, and increasing the authorized shares from 25,000 shares to 50,000,000 shares.

     On November 17, 1993, the Company authorized a forward stock split on the basis of 40:1, increasing the outstanding shares of common stock to 1,000,000 shares.

     On November 17, 1993, the Company sold 20,000 shares of common stock for $25,000. On June 29, 1994, these shares were canceled and the $25,000 was returned to the investor.

     On July 29, 1994, the Company approved a 2-for-1 forward stock split increasing the outstanding shares of common stock from 1,000,000 to 2,000,000 shares.

     On December 20, 1994, the Company issued 80,000 shares of its common stock for $10,000 in cash and 12,000 restricted shares of Tera West Ventures, Inc. On December 20, 1994, the stock was $5.50 bid $6.50 asking . Because of the restriction, the stock was valued at the bid price of $5.50 times 60,000 shares less a 30% discount or $231,000.

     On September 26, 1995, the Company sold 1,420,000 shares of common stock for $17,000.

     On September 15, 1996, the Company issued 40,000 common shares of stock for $20,000 for services.

     During 1997, the Company sold 1,545,000 shares of common stock for cash of $17,000.

     During 1998, the Company sold 1,901,511 shares of common stock for cash of $520,910.

     On March 25, 1999, the Company sold 4,000,000 shares of common stock for $200,000.

     On March 29, 1999, the Company issued 5,200,000 shares of common stock for debt of $1,000,000.

     On May 24, 1999, the Company approved a 1 for 5 reverse stock split.

                      NEVTAH CAPITAL MANAGEMENT CORPORATION
                          (A Development Stage Company)
                        Notes to the Financial Statements
                               September 30, 2000


NOTE 1 - ORGANIZATION AND HISTORY (Continued)

     On August 15, 1999, the Company issued 160,000 shares of common stock for debt of $70,000.

     On September 7, 1999, the Company issued 250,000 shares of common stock for debt of $112,500.

     On December 9, 1999, the Company issued 1,929,000 shares of common stock for debt of $771,600.

     On December 9, 1999, the Company issued 400,000 shares of common stock for services of $160,000.

     On December 31, 1999, the Company sold 1,000,000 shares of common stock for cash of $200,000.

     On July 3, 2000, the Company issued 2,456,100 shares of common stock at $0.20 per share for a total of $491,220 of the Company's debt.

     On July 3, 2000, the President of the Company exercised 600,000 options at $0.40 per share for a total of $240,000.

     The stock splits are reflected in the accompanying financial statements on a retroactive basis.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND PROCEDURES

     The Company has no operations to date and its accounting policies and procedures have not been determined, except as follows:

     Accounting Method
     -----------------

     The Company uses the accrual method of accounting and has adopted a calender year end.

     Basic Loss Per Share
     --------------------

     Basic loss per share has been calculated based on the weighted average number of shares of common stock outstanding during the period.

     Income Taxes
     ------------

     As of September 30, 2000, the Company had a net operating loss carryforward for federal income tax purposes of approximately $4,100,000 that may be used in future years to offset taxable income through 2020.The tax benefit of the cumulative carryforwards has been offset by a valuation allowance of the same amount.

                      NEVTAH CAPITAL MANAGEMENT CORPORATION
                          (A Development Stage Company)
                        Notes to the Financial Statements
                               September 30, 2000

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND PROCEDURES (Continued)

     Cash and Cash Equivalents
     -------------------------

     For purposes of financial statement presentation, the Company considers all highly liquid investments with a maturity of three months or less, from the date of purchase to be cash equivalents.

     Use of Estimates
     ----------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Unaudited Financial Statements
     ------------------------------

     The accompanying unaudited financial statements include all of the adjustments which, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal recurring nature.

NOTE 3 - WARRANTS AND OPTIONS

     The Company has outstanding options of 1,040,000 shares of common stock at $0.40 per share, that have not been exercised. The options do not expire until 2019.

     There are no warrants outstanding to acquire any additional shares of common stock of the Company.

NOTE 4 - GOING CONCERN

     As of the date of this review report, the Company is experiencing a severe liquidity problem. Management of the Company believes that the Company will require approximately $600,000 to $1,000,000 of additional financing to cover its operational expenses for the next twelve months. The Company's business operations have been designed to generally focus on the marketing of the Cybersensor Technology and its investment in PAMCO and Cybersensor. If PAMCO and Cybersensor do not proceed in the form and manner anticipated by management of the Company and if sales of the Cybersensor Technology are not successful in either Canada or Europe, substantial additional financing may be need to fund further marketing efforts and operational processes. The Company may not have sufficient funds to cover such expenses and, therefore advances or additional offerings of debt or equity instruments. However, there can be no assurance that the Company will be successful in raising additional capital. A certain principal of the Company has entered into a contractual loan arrangement with the Company to provide the capital necessary to continue the existence and business operations of the Company in the event the Company is unable to obtain such financing.

                      NEVTAH CAPITAL MANAGEMENT CORPORATION
                          (A Development Stage Company)
                        Notes to the Financial Statements
                               September 30, 2000

NOTE 5 - INVESTMENTS

     The Company is accounting for its investment in Petroleum Asset Management Company (PAMCO), a 26.09% owned affiliate, by the equity method of accounting under which the Company share of the net loss of the affiliate is recognized as a loss in the Company's income statement and subtracted from the investment account, and dividends received from the affiliate are treated as a reduction of the investment account.

     The fiscal year of the affiliate ends on January 31 and the Company consistently follows the practice of recognizing the net loss of the affiliate on that basis. Therefore, the net loss of the affiliate which is reported in the Company's income statement is for the affiliates year which ended on January 31, 2000. The Company's original investment in PAMCO was $1,115,000. PAMCO had a net loss of $489,460 for the nine months ended October 31, 2000, reducing PAMCO total equity to $102,238. The percentage that the Company has of PAMCO's total equity is $26,674.

     On December 6, 1999, the Company purchased 1,551,064 shares of Cybersensor.com, Inc. for $1,554. This investment is 25.64% of Cybersensor.com, Inc. This investment is not accounted for as an equity investment due to the fact the Cybersensor.com, Inc. has issued more common stock after the audit date to make the Company's investment in Cybersensor.com less that 20%. Cybersensor.com, Inc. has not established a source of income and have a retained deficit of $362,034, the Company's investment is valued at $-0-.

NOTE 6 - NOTES PAYABLE - RELATED PARTIES

     As of September 31, 2000, the Company had notes payable due to related parties of $146,899. These notes are unsecured and bear interest at the rate of 8% per annum. This amount, along with the accrued interest, is due on demand until paid in full and/or converted into shares of the Company.

NOTE 7 - SUBSEQUENT EVENTS

     On October 18, 2000, the Company enacted a private placement offering of 1,500,000 shares of common stock to be sold at $0.25 per share. For each share that is sold, there is a warrant attached to it for one share, exercisable at $0.40 per share, expiring in two years.